MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2026 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and six months ended June 30,2026, which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Los Gatos Silver Mine are presented on an attributable basis calculated on the basis of the Company’s 70% interest in the Los Gatos joint venture.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of July 29, 2026 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture that owns the mine), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine (see news release dated April 2, 2026) as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past two years. The Company also owns the San Martin Silver Mine in Mexico, which is currently in care and maintenance, as well as several exploration projects. On July 6, 2026, the Company announced that it had entered into a definitive agreement to sell its wholly-owned subsidiary that owns 100% of the San Martin Silver Mine to Flextronics Supply and Service, S. de R.L. de C.V (“Flextronics”), subject to the satisfaction of certain conditions. In addition, the Company is the 100% owner and operator of a minting facility, First Mint, LLC (“First Mint”).
On June 19, 2026, the Company completed the sale of its previously wholly-owned subsidiary that owned 100% of the Del Toro Silver Mine to Sierra Madre Gold and Silver Ltd.
First Majestic is publicly listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 3

2026 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2026-Q2	2026-Q1	Change Q2'26 vs Q1'26	2025-Q2	Change Q2'26 vs Q2'25	2026-YTD	2025-YTD	Change '26 vs '25
Operational(2)
Ore Processed / Tonnes Milled	1,040,314	1,059,333	(2%)	1,003,804	4%	2,099,647	1,948,177	8%
Silver Ounces Produced	3,799,823	3,545,683	7%	3,701,995	3%	7,345,506	7,406,498	(1%)
Gold Ounces Produced	34,660	34,341	1%	33,864	2%	69,000	70,333	(2%)
Cash Costs per Silver Equivalent ("AgEq") Ounce(1)	$18.06	$20.28	(11%)	$15.08	20%	$19.15	$14.39	33%
All-in Sustaining Cost per AgEq Ounce ("AISC")(1)	$25.68	$29.76	(14%)	$21.02	22%	$27.67	$20.14	37%
Total Production Cost per Tonne(1)	$107.16	$107.22	0%	$104.45	3%	$107.19	$101.19	6%
Average Realized Silver Price per Silver Ounce(1)	$63.98	$86.35	(26%)	$33.68	90%	$74.83	$33.39	124%
Average Realized Gold Price per Gold Ounce(1)	$4,347	$5,018	(13%)	$3,097	40%	$4,680	$2,937	59%

Financial (in $millions)
Revenues	$415.5	$476.7	(13%)	$264.2	57%	$892.2	$508.2	76%
Mine Operating Earnings	$223.6	$266.6	(16%)	$49.4	353%	$490.2	$113.2	333%
Net Earnings	$125.9	$147.5	(15%)	$56.6	123%	$273.4	$62.8	335%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$252.3	$306.8	(18%)	$119.9	110%	$559.1	$218.7	156%
Adjusted EBITDA(1)	$257.1	$320.8	(20%)	$125.3	105%	$577.9	$235.0	146%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$248.3	$310.6	(20%)	$114.9	116%	$558.9	$225.0	148%
Free Cash Flow(1)	$194.6	$223.5	(13%)	$77.9	150%	$418.1	$121.4	244%
Capital Expenditures	$65.1	$49.1	33%	$56.0	16%	$114.1	$107.0	7%
Cash and Cash Equivalents	$1,093.3	$984.8	11%	$384.8	184%	$1,093.3	$384.8	184%
Restricted Cash	$159.4	$143.8	11%	$105.6	51%	$159.4	$105.6	51%
Total Assets	$4,939.1	$4,819.6	2%	$4,094.0	21%	$4,939.1	$4,094.0	21%
Total Non-Current Financial Liabilities	$1,005.5	$1,014.1	(1%)	$995.6	1%	$1,005.5	$995.6	1%
Working Capital(1)	$876.0	$843.1	4%	$444.1	97%	$876.0	$444.1	97%

Shareholders
Earnings per Share ("EPS") – Basic & Diluted	$0.22	$0.26	(15%)	$0.11	100%	$0.48	$0.12	300%
Adjusted EPS(1)	$0.21	$0.31	(32%)	$0.04	455%	$0.51	$0.08	538%

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of Los Gatos.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 4

Second Quarter Production Summary	Los Gatos (1)(3)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	210,607	305,369	203,486	320,852	1,040,314
Silver Ounces Produced	1,279,553	422,571	1,062,203	1,035,497	3,799,823
Gold Ounces Produced (3)	772	21,468	12,385	35	34,660
Cash Costs per AgEq Ounce (2)	$15.35	$17.83	$18.79	$21.54	$18.06
All-in Sustaining Cost per AgEq Ounce (2)	$16.82	$27.36	$22.57	$26.25	$25.68
Total Production Cost per Tonne (2)	$106.05	$101.95	$180.74	$66.20	$107.16

1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
3.Base metal production at the Los Gatos Silver Mine includes 16,484,603 lbs. zinc, 9,023,177 lbs. lead and 252,938 lbs. copper (70% attributable basis).

Second Quarter Financial Highlights
•The Company previously reported its second quarter production results, with strong performance particularly from Santa Elena and La Encantada. Revenues increased compared to the second quarter of 2025, driven by higher realized silver and gold prices. Through a continued focus on operational efficiency, revenue growth outpaced both inflationary cost increases, as well as variable costs such as royalties and worker production bonuses that are linked to silver price, resulting in meaningful margin expansion. Throughput rates increased by 4% compared to the second quarter of 2025, enabling the Company to process a greater volume of material and economically process lower grades. While reported per-ounce costs increased compared to the second quarter of 2025, this was largely attributable to changes in AgEq conversion ratios driven by rising silver prices, which impact per-ounce cost metrics despite stronger underlying operational performance.
•Treasury and Working Capital Position: The Company ended the second quarter with $1,252.7 million in cash and in treasury, representing a 34% increase compared to the $937.7 million at the end of 2025. Cash in treasury includes $159.4 million that is held in restricted cash, compared to $144.3 million as at December 31, 2025. Working capital reached a record high of $876.0 million, excluding $159.4 million in restricted cash, representing a 19% increase compared to $733.6 million as at December 31, 2025. The efficient management of working capital remains a focus. The overall liquidity, defined as working capital, plus undrawn lines of credit, of the Company as at June 30, 2026 was $1,035.8 million compared to $873.2 million as at December 31, 2025. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Revenue: In the second quarter, the Company recognized revenues of $415.5 million, representing a 57% increase compared to $264.2 million in the second quarter of 2025. The increase in revenues was driven by a 90% higher average realized silver price, and a 40% higher average realized gold price, when compared to the second quarter of 2025. Realized prices were impacted by $40 million mark-to-market adjustments on open concentrate sales, resulting from lower commodity prices at quarter-end, compared to preceding months. Realized silver price before mark-to-market adjustment during the current quarter was $74.48 per ounce. Revenue growth was also driven by a 57% and a 22% increase in silver ounces sold from La Encantada and Santa Elena, respectively. The increase in revenues was partially offset by fewer ounces sold from the remaining operations compared to the second quarter of 2025.
•Mine Operating Earnings: The Company achieved operating earnings of $223.6 million, a 353% increase compared to the mine operating earnings of $49.4 million in the second quarter of 2025. This increase was largely driven by higher metal prices compared to the second quarter of 2025, and an increase of 57% and 22% of silver ounces sold from La Encantada and Santa Elena, respectively, compared to the second quarter of 2025. There was an improvement in mine operating earnings across all sites totaling $183.6 million compared to the second quarter of 2025.
•Cash Flow from Operations: Operating cash flow before changes in working capital and taxes paid in the quarter was $248.3 million, representing a 116% increase in operating cash flow compared to $114.9 million in the second quarter of 2025. This improvement was primarily driven by a $174.3 million increase in mine operating earnings, largely driven by higher revenues generated during the quarter.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 5

•EBITDA1: EBITDA for the quarter was $252.3 million, representing a 110% increase compared to $119.9 million in the second quarter of 2025. The increase in EBITDA was primarily attributable to higher realized prices in the quarter compared to the second quarter of 2025. This increase was partially offset by a $3.5 million non-cash foreign exchange loss during the quarter, compared to an $11.8 million gain in the second quarter of 2025, additional maintenance costs at Los Gatos and San Dimas of $4.1 million, compared to $2.8 million in the second quarter of 2025, as well as $2.2 million in restructuring costs driven by higher severance costs incurred as the Company continues to optimize its workforce across all sites.
•Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share based payments, restructuring costs, impairment reversal, and abnormal maintenance costs at Los Gatos and San Dimas for the quarter were $257.1 million, representing a 105% increase compared to $125.3 million in the second quarter of 2025.
•Net Earnings: Net earnings attributable to shareholders of the Company for the quarter were $109.4 million (EPS of $0.22), representing a 108% increase compared to net earnings of $52.5 million (EPS of $0.11) in the second quarter of 2025. The increase in net earnings was primarily attributed to higher realized prices also impacted by a one-time current tax expense of $10.1 million relating to a historic tax dispute with the Mexican tax authority for First Majestic Plata, S.A. de C.V. (“FMP”) with respect to a forward silver purchase agreement, which has now been settled (Refer to Note 27 of the Financial Statements).
•Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share based payments, tax settlements, restructuring costs, impairment reversal, abnormal maintenance costs at Los Gatos and San Dimas, and deferred income tax was $101.6 million (adjusted EPS of $0.21), a 454% increase, compared to adjusted net earnings of $18.4 million (adjusted EPS of $0.04) in the second quarter of 2025.
•Capital Expenditures: Capital expenditures attributable to the Company in the second quarter were $60.1 million ($65.1 million on a 100% basis), representing a 7% increase compared to $56.0 million in total capital expenditures in the second quarter of 2025. Attributable capital expenditures consisted of $23.9 million in underground development (2025 - $15.2 million), $13.2 million in exploration (2025 - $17.8 million), and $18.7 million in property, plant and equipment ("PP&E") (2025 - $16.9 million). On a 100% basis, these amounts totaled $26.3 million in underground development, $14.5 million in exploration, and $20.0 million in PP&E. Attributable capital expenditures to the end of second quarter of 2026 represent 32% of the 2026 capital expenditures guidance midpoint.
•Share Repurchase: The Company repurchased 1,200,000 common shares under its 2025 Share Repurchase Program at an average price of CAD$26.18 (June 30, 2025 - nil common shares repurchased).
Second Quarter Operational Highlights
•Quarterly Silver Production (+3% Y/Y): The Company produced 3.8 million silver ounces during the quarter, representing a 3% increase compared to 3.7 million silver ounces produced in the second quarter of 2025. The increase was primarily driven by strong performances at La Encantada and Santa Elena.
•Gold Production (+2% Y/Y): The Company produced 34,660 gold ounces during the quarter, representing a 2% increase compared to 33,864 gold ounces produced in the second quarter of 2025. The increase in gold production was primarily driven by strong production at Santa Elena.
•Inventory: The Company held 1,007,450 ounces of silver and 4,730 ounces of gold in finished goods inventory as at June 30, 2026, inclusive of coins and bullion. The fair market value of this inventory as at June 30, 2026 was $59.0 million for silver and $19.0 million for gold, which was not included in revenue during the quarter.
•Developments at Santa Elena: In June, the Company announced infill drilling results at the Santo Niño and Navidad targets that returned multiple silver and gold intercepts, including high-grade results from resource-conversion drilling. Additionally, the Company secured construction permits for the Santo Niño and Navidad portals and announced an additional $12 million in investments planned in 2026 to advance underground access and position the Santo Niño portal for near-term mining (see news release dated June 25, 2026).
•Sale of the Del Toro Silver Mine: In June, pursuant to the share purchase agreement dated December 17, 2025 between Sierra Madre and First Majestic, Sierra Madre completed its previously announced acquisition of First
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 6

Majestic’s 100%-owned past producing Del Toro Silver Mine located in the Municipality of Chalchihuites, Zacatecas, Mexico for total expected consideration of up to $60 million comprised of cash and Sierra Madre shares with upfront consideration of $30 million, which has been received, and an additional $30 million in delayed and contingent consideration (Refer to Note 15 of the Financial Statements).
•Sustainability Efforts: The Company published its fifth Sustainability Report during the second quarter, disclosing its lowest carbon intensity on record, while achieving record production, in 2025 (see news release dated April 29, 2026).
•Safety Performance: The consolidated Total Reportable Incident Frequency Rate was 0.63, slightly above the Company’s 2026 target KPI of 0.60. The Lost Time Incident Frequency Rate was 0.08 compared to our KPI of 0.12 maintaining First Majestic as a leader amongst its peer group.
•Cash Operating Costs: Cash costs per attributable payable AgEq ounce for the quarter were $18.06, compared to $15.08 per ounce in the second quarter of 2025. The increase in cash costs per AgEq ounce was primarily due to an 11% decrease in AgEq ounces produced compared to the second quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q2 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q2 2026, compared to 98:1 in Q2 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce higher despite strong performance. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, attributable payable AgEq ounces in Q2 2026 would have increased by 975,166 ounces, resulting in a 13% decrease to cash costs per attributable AgEq ounce, compared to current costs. AgEq ounces were also negatively impacted by temporary operational disruptions at Los Gatos following a rockfall event on the main ramp and labour disruptions at San Dimas, which are now resolved, which elevated cash costs per attributable AgEq ounce.

Cash costs were further impacted by the strengthening of the Mexican peso, which averaged 11% stronger relative to the US dollar, compared to the second quarter of 2025. Increases in contractor, haulage, maintenance, and reagent costs, driven by higher mining activity and operational initiatives across the Company's operations, also contributed to higher cash costs. Finally, rising metal prices contributed to higher royalty payments and production taxes. The cash costs of $19.15 per AgEq ounce on a year-to-date basis were below the low end of the Company’s revised consolidated guidance of $19.27 per AgEq ounce.

•AISC: AISC per attributable payable AgEq ounce in the second quarter was $25.68, compared to $21.02 per ounce in the second quarter of 2025. This increase was primarily driven by an increase in cash cost, as previously discussed. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, increased mine development rate yielding higher sustaining development costs, along with higher PP&E costs. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per attributable AgEq ounce in Q2 2026 would have decreased by 13%. The AISC of $27.67 per AgEq ounce on a year-to-date basis was below the low end of the Company’s revised consolidated guidance of $27.69 per AgEq ounce.

•AISC Margin: During the second quarter of 2026, First Majestic generated an AISC margin, calculated as the difference between its realized price and AISC, of $40.27 per AgEq ounce, compared to $13.60 per AgEq ounce during the second quarter of 2025. This improvement reflects the benefits of higher prices and Company's continued focus on operational efficiency.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 7

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55. All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (the “Acquisition Date”), the total consideration for the Gatos acquisition was $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 8

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,006 Consideration Shares issued to Los Gatos shareholders with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 DSUs and RSUs of Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Options of Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common shares on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

First Majestic Silver Corp. 2026 Second Quarter Report	Page 9

The following table summarizes the purchase price allocated to the identifiable assets and liabilities of Gatos based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements amounting to $7.8 million.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 10

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 11

2026 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s updated production outlook and cost guidance for 2026. These are forward-looking estimates and are subject to the cautionary note at the end of this MD&A regarding the risks associated with relying on forward-looking statements. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is updating its full year 2026 guidance, primarily to reflect the following changes:

1.Santa Elena: Increased gold production forecast from 72,000 to 76,000 ounces, an increase of 10% (mid-point) compared to the original guidance, primarily due to higher gold grades and slightly increased gold recoveries. Silver production is expected to be 1.4 - 1.5 million ounces, toward the high-end of the original guidance.
2.Los Gatos: Increased the attributable production forecast to 5.1 - 5.5 million Ag ounces, a 5% improvement (mid-point). The Company is on track with its objective of achieving and sustaining a throughput level of 4,000 tonnes per operating days ("tpod") in the second half of 2026.
3.San Dimas: Increased production forecast to 4.6 - 4.9 million Ag ounces, an increase of 13% (mid-point) compared to the original guidance, primarily due to higher throughput rates.
4.La Encantada: Increased production forecast to 3.4 - 3.6 million Ag ounces, an increase of 19% (mid-point) compared to the original guidance, primarily due to higher throughput and slightly higher silver recoveries.
5.Capital Expenditures: Management has increased the 2026 capital budget to a range of $318 million to $344 million to support key growth initiatives, including the Jerritt Canyon restart program ($75 million), development projects at Santa Elena including Navidad and the early advancement of underground access to Santo Niño for near-term mining ($12 million), further development across San Dimas, Los Gatos and La Encantada, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

With strong production results in H1 2026, and the Company's successful progress on throughput expansions across all mine sites as well as continued operating efficiencies, the 2026 attributable consolidated production guidance has increased to 14.6 – 15.5 million Ag ounces, representing a 10% increase compared to the original guidance of 13.0 – 14.4 million Ag ounces, as well as a 7% increase to 128,000 – 135,000 Au ounces compared to the original guidance of 116,000 to 129,000 Au ounces.

A mine-by-mine breakdown of the Company's updated 2026 production and cost guidance is set out in the table below.

2026 Updated Full Year Mine-by-Mine Guidance:

Operation:	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Copper Lbs (M)	Cash Cost ($ per AgEq Oz)[2]	AISC ($ per AgEq Oz)[2]
Los Gatos (70%), Mexico	5.1 – 5.5	3 – 4	32 – 34	53 – 56	1.0 – 1.1	16.56 – 17.10	20.35 – 21.11
Santa Elena, Mexico	1.4 – 1.5	72 – 76	—	—	—	19.86 – 20.32	25.09 – 25.83
San Dimas, Mexico	4.6 – 4.9	52 – 56	—	—	—	18.79 – 19.42	25.38 – 26.42
La Encantada, Mexico	3.4 – 3.6	—	—	—	—	24.50 – 25.21	31.18 – 32.36
Operations Total	14.6 – 15.5	128 – 135	32 – 34	53 – 56	1.0 – 1.1	$19.27 – $19.85	$25.00 – $25.91

Corporate:
Corp. G&A and Services	—	—	—	—	—	—	2.69 – 2.86
Total:
Total Consolidated	14.6 – 15.5	128 – 135	32 – 34	53 – 56	1.0 – 1.1	$19.27 – $19.85	$27.69 – $28.77
1.Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences.
2.These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 12

For 2026, the Company is reporting cash costs and all-in sustaining costs (“AISC”) guidance on a cost per unit basis, using a fixed gold-to-silver ratio of 75:1 with the following metal price assumptions: silver - $52.00/oz; gold - $3,900/oz; lead - $0.90/lb; zinc - $1.35/lb; copper - $4.80/lb. The foreign currency assumption is MXN:USD 18.25:1. These assumptions remain unchanged from the original guidance.
Annual cash costs are now expected to be within the tightened range of $19.27 to $19.85 per consolidated payable AgEq ounce, consistent with the Company’s previous guidance of $18.64 to $19.62 per consolidated payable AgEq ounce.

The Company is projecting its 2026 consolidated AISC to be $27.69 to $28.77 on a per consolidated payable AgEq ounce basis, compared with the original guidance range of $26.15 to $27.91, a 4% increase at the mid-point, primarily as a result of higher costs linked to higher than forecasted silver prices and a stronger Mexican Peso in the first half of 2026 (17.50:1 actual vs 18.25:1 assumption). Although strong silver production and higher silver prices improve overall economics, some variable costs increase with higher silver prices. The Company remains focused on maximizing margins and operating efficiently.

Excluding non-cash items (share-based payments, and accretion and reclamation costs), the Company anticipates its 2026 AISC to be within the range of $26.86 to $27.88 per consolidated payable AgEq ounce. An itemized cost table for the AISC calculation is provided below:

All-In Sustaining Cost Calculation	FY 2026 ($ per AgEq oz)

Total Cash Costs per Payable Silver Equivalent Ounce	19.27 – 19.85
General and Administrative Costs	2.04 – 2.16
Sustaining Development Costs	1.01 – 1.04
Sustaining Property, Plant and Equipment Costs	1.59 – 1.69
Profit Sharing	2.16 – 2.29
Lease Payments	0.79 – 0.85
Share-based Payments (non-cash)	0.65 – 0.70
Accretion and Reclamation Costs (non-cash)	0.18 – 0.19
All-In Sustaining Costs (AgEq Oz)	$27.69 – $28.77
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	$26.86 – $27.88
1.Certain amounts shown may not add exactly to the total amount due to rounding differences.
2.Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.69 to $2.86 per AgEq ounce.
3.Cash costs per payable silver equivalent ounce and AISC per payable silver equivalent ounce are non-GAAP measures and do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate cash costs per payable silver ounce and AISC may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

CAPITAL EXPENDITURES IN 2026

The Company now plans to spend between $318 million to $344 million in capital expenditures consisting of $62 million to $70 million for sustaining activities and $256 million to $274 million for expansionary projects. This represents a 47% increase compared to the original 2026 capital expenditure guidance of $213 million to $236 million primarily driven by the Jerritt Canyon restart program ($75 million), the accelerated development and portal construction projects at Santa Elena including Navidad and Santo Niño with the recently received permits ($12 million), further development across San Dimas, Los Gatos and La Encantada, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

Other ongoing key investment initiatives previously announced include the Santa Elena plant expansion from 3,200 tonnes per day ("tpd") to 3,500 tpd (on track), the mine throughput increase at Los Gatos from 3,500 tpod to 4,000 tpod (on track), and the acquisition of the remaining haulage fleet at La Encantada to support higher mining and throughput rates (100% complete). These investments are fully aligned with the Company’s long-term growth strategy.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 13

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	24 – 27	73 – 80	97 – 107
Exploration	—	41 – 45	41 – 45
Property, Plant and Equipment	34 – 38	43 – 48	77 – 86
JCG Restart	—	$75	$75
Corporate Projects	4 – 5	24 – 26	28 – 31
Total	$62 – $70	$256 – $274	$318 – $344

The Company’s updated 2026 guidance includes total capital investments of $97 million to $107 million for underground development; $41 million to $45 million in exploration; $77 million to $86 million towards property, plant and equipment; approximately $75 million for the Jerritt Canyon Gold Mine restart plan; and $28 million to $31 million towards corporate projects. The guidance above also includes the previously announced $12 million additional investment for the advancement of Santo Niño and Navidad at the Santa Elena property.

Under the updated 2026 guidance, the Company is planning to complete a total of approximately 55,000 m of underground development in 2026, representing a 10% increase to what was set out in the original guidance. In addition, the Company is now planning to complete a total of approximately 308,000 m of exploration drilling in 2026, representing a 16% increase compared to original guidance, largely as a result of the exploration program at Jerritt Canyon.

In the first half of 2026, the Company completed 24,448 m of underground development drilling and 160,120 m of exploration drilling, including 12,815 m at Jerritt Canyon, where drilling commenced in Q2.

Management may revise the Company’s guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company’s 2026 guidance will prove to be accurate. For further details regarding relevant risks, including those related to the allocation of capital by the Company, see the section entitled "Risk Factors” in the Company’s most recently filed Annual Information Form for the year ended December 31, 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 14

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2026		2025				2024
PRODUCTION HIGHLIGHTS	Q2	Q1	Q4	Q3	Q2	Q1(3)	Q4	Q3
Ore processed/tonnes milled
Los Gatos (70%)(2)	210,607	227,379	226,900	213,262	233,480	193,825	—	—
Santa Elena	305,369	284,236	283,721	277,858	269,830	270,203	271,783	259,919
San Dimas	203,486	235,519	243,807	234,156	219,198	231,190	219,388	195,279
La Encantada	320,852	312,199	303,848	271,726	281,296	249,155	253,953	223,200
Consolidated	1,040,314	1,059,333	1,058,276	997,002	1,003,804	944,373	745,124	678,397

Silver ounces produced
Los Gatos (70%)(2)	1,279,553	1,183,089	1,491,235	1,408,467	1,524,949	1,444,719	—	—
Santa Elena	422,571	355,827	358,185	412,669	306,224	339,784	406,009	376,203
San Dimas	1,062,203	1,177,686	1,315,711	1,467,344	1,242,717	1,359,378	1,191,893	1,046,340
La Encantada	1,035,497	829,081	1,000,203	575,193	628,105	560,622	755,963	545,031
Consolidated	3,799,823	3,545,683	4,165,334	3,863,673	3,701,995	3,704,503	2,353,865	1,967,574

Gold ounces produced
Los Gatos (70%)(2)	772	656	894	727	706	794	—	—
Santa Elena	21,468	21,117	25,083	20,979	20,637	21,408	27,216	27,435
San Dimas	12,385	12,541	15,066	13,945	12,472	14,241	12,264	12,582
La Encantada	35	27	32	30	49	26	26	—
Jerritt Canyon	—	—	342	—	—	—	—	1,684
Consolidated	34,660	34,341	41,417	35,681	33,864	36,469	39,506	41,701

Cash cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$15.35	$20.34	$16.12	$12.51	$12.44	$10.82	$—	$—
Santa Elena (per AgEq Ounce)	$17.83	$18.27	$15.97	$15.00	$13.57	$12.92	$10.99	$11.96
San Dimas (per AgEq Ounce)	$18.79	$19.92	$16.25	$14.29	$15.66	$13.82	$15.14	$16.50
La Encantada (per AgEq Ounce)	$21.54	$25.80	$19.72	$24.06	$27.19	$26.03	$20.01	$25.24
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$—	$—	$1,491
Consolidated (per AgEq Ounce)	$18.06	$20.28	$16.66	$14.83	$15.08	$13.68	$13.82	$15.17

AISC(1)
Los Gatos (per AgEq Ounce)(2)	$16.82	$25.04	$18.81	$15.36	$13.70	$13.07	$—	$—
Santa Elena (per AgEq Ounce)	$27.36	$21.65	$19.44	$18.32	$18.58	$15.46	$13.54	$14.38
San Dimas (per AgEq Ounce)	$22.57	$28.36	$21.62	$19.36	$20.10	$17.57	$20.63	$21.44
La Encantada (per AgEq Ounce)	$26.25	$33.40	$25.95	$29.72	$31.94	$31.68	$25.34	$30.10
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$—	$—	$1,491
Consolidated (per AgEq Ounce)	$25.68	$29.76	$23.48	$20.90	$21.02	$19.24	$20.34	$21.03

Production cost per tonne
Los Gatos(2)	$106.05	$107.85	$103.74	$96.29	$91.65	$84.46	$—	$—
Santa Elena	$101.95	$101.17	$102.65	$114.79	$107.02	$94.28	$91.11	$107.80
San Dimas	$180.74	$170.00	$153.97	$154.35	$173.88	$156.10	$149.49	$168.45
La Encantada	$66.20	$64.86	$62.11	$50.26	$58.53	$57.56	$56.88	$60.86
Consolidated	$107.16	$107.22	$103.07	$102.53	$104.45	$97.71	$96.63	$109.81
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of Los Gatos.
(3) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 15

Operating Results – Consolidated Operations

CONSOLIDATED	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD	Change '26 vs '25

Ore processed/tonnes milled	1,040,314	1,059,333	1,003,804	4%	2,099,647	1,948,177	8%

Production
Silver ounces produced	3,799,823	3,545,683	3,701,995	3%	7,345,506	7,406,498	(1%)
Gold ounces produced	34,660	34,341	33,864	2%	69,000	70,333	(2%)
Pounds of lead produced	9,023,177	8,700,148	9,014,545	0%	17,723,325	16,501,610	7%
Pounds of zinc produced	16,484,603	15,407,856	16,063,947	3%	31,892,459	28,556,816	12%
Pounds of copper produced	252,938	262,913	205,288	23%	515,851	443,148	16%

Cost
Cash cost per AgEq Ounce(1)	$18.06	$20.28	$15.08	20%	$19.15	$14.39	33%
AISC(1)	$25.68	$29.76	$21.02	22%	$27.67	$20.14	37%
Total production cost per tonne(1)	$107.16	$107.22	$104.45	3%	$107.19	$101.19	6%

Underground development (m)	12,242	12,610	11,403	7%	24,852	23,066	8%
Exploration drilling (m)	94,142	65,978	66,360	42%	160,120	127,579	26%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
During the second quarter, the Company produced 3.8 million ounces of silver and 34,660 ounces of gold, compared to 3.7 million ounces of silver and 33,864 ounces of gold in the second quarter of 2025. Additionally, attributable production reached 9.0 million pounds of lead, 16.5 million pounds of zinc and 252,938 pounds of copper during the quarter. Silver production at La Encantada increased by 65% compared to the second quarter of 2025, primarily due to improved ore flow and mine development rates, and process optimization resulting from management initiatives. Santa Elena's silver production increased by 38% compared to the second quarter of 2025, primarily due to a 13% increase in ore processed, and higher silver recoveries related to slightly higher silver grades achieved through optimized ore blends processed during the quarter. This was partially offset by lower production at the other sites, primarily due to temporary operational disruptions at Los Gatos and now resolved labour disruptions at San Dimas, as well as lower head grades milled resulting from a reduced cut-off grade in response to the stronger metal price environment compared to the second quarter of 2025.

Total ore processed during the quarter amounted to 1,040,314 tonnes, representing a 4% increase compared to 1,003,804 tonnes in the second quarter of 2025. Both La Encantada and Santa Elena achieved record quarterly ore throughput, processing 320,852 tonnes and 305,369 tonnes, representing increases of 14% and 13% compared to the second quarter of 2025. The increased throughput at La Encantada was primarily driven by increased mine development and mining rates in the Oujelas orebody area, together with increased haulage capacity resulting from the ongoing haulage internalization initiative, compared to the second quarter of 2025. The increased throughput at Santa Elena was primarily driven by record milling rates achieved during the quarter, supported by strong ore production from the Ermitaño mine and increased ore availability. Following the restart of mining activities at the Santa Elena underground mine on May 15, 2026, the operation is expected to benefit from additional ore availability as mining activities ramp up, supporting future processing rates and operational flexibility as the Company advances its 3,500 tonnes per day ("tpd") expansion project.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 16

Cash Costs and All-In Sustaining Cost per AgEq Ounce

Cash costs per attributable payable AgEq ounce for the quarter were $18.06, compared to $15.08 per ounce in the second quarter of 2025. The increase in cash costs per AgEq ounce was primarily due to an 11% decrease in AgEq ounces produced compared to the second quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q2 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q2 2026, compared to 98:1 in Q2 2025, this reduced the number of reported AgEq ounces, making reported cash costs per AgEq ounce higher despite strong underlying performance. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, attributable payable AgEq ounces in Q2 2026 increases AgEq ounces by 975,166 ounces, resulting in a 13% decrease to cash costs per attributable AgEq ounce, compared to current costs. AgEq ounces were also negatively impacted by temporary operational disruptions at Los Gatos following a rockfall event on the main ramp and labour disruptions at San Dimas, which are now resolved, which elevated cash costs per attributable AgEq ounce.

Cash costs were further impacted by the strengthening of the Mexican peso, which averaged 11% stronger relative to the US dollar, compared to the second quarter of 2025. Increases in contractor, haulage, maintenance, and reagent costs, driven by higher mining activity and operational initiatives across the Company's operations, also contributed to higher cash costs. Finally, rising metal prices contributed to higher royalty payments and production taxes. The cash costs of $19.15 per AgEq ounce on a year-to-date basis were below the low end of the Company’s revised consolidated guidance of $19.27 per AgEq ounce.

AISC per attributable payable AgEq ounce in the second quarter was $25.68, compared to $21.02 per ounce in the second quarter of 2025. This increase was primarily driven by an increase in cash cost, as previously discussed. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, increased mine development rate yielding higher sustaining development costs, along with higher PP&E costs. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per attributable AgEq ounce in Q2 2026 would have decreased by 13%. The AISC of $27.67 per AgEq ounce on a year-to-date basis was below the low end of the Company’s revised consolidated guidance of $27.69 per AgEq ounce.

During the second quarter of 2026, First Majestic generated an AISC margin, calculated as the difference between its realized price and AISC, of $40.27 per AgEq ounce, compared to $13.60 per AgEq ounce during the second quarter of 2025. This improvement was primarily driven by higher realized prices and a focus on operational efficiency.

Management continues to execute on a series of cost reduction initiatives across the organization aimed at improving operating and capital efficiencies. Current initiatives include:

•Continuing to negotiate workforce labour productivity and efficiency at all operations;
•Optimizing long hole stoping methods to reduce mining cost per tonne;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas, Los Gatos and Santa Elena;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing the use of reagent and grinding media consumption;
•Screening old surface waste dumps at La Encantada to obtain incremental low-cost mill feed;
•Increasing mill throughput across all operations while optimizing operating parameters;
•Optimizing mine sequencing with the goal of improving ore extraction at San Dimas, Los Gatos, Santa Elena and La Encantada;
•Completing the rehabilitation of the leaching tanks and thickeners at the San Dimas plant; and
•Internalizing haulage at La Encantada to support increased mill throughput rates with lower unit haulage costs.

Development and Exploration

During the quarter, the Company completed 12,242 m of underground development and 94,142 m of exploration drilling, representing increases of 7% and 42%, respectively, compared to 11,403 m and 66,360 m in the second quarter of 2025. During the quarter, up to 35 drill rigs were active consisting of six rigs at Los Gatos, eight rigs at Santa Elena, 17 rigs at San Dimas, two rigs at La Encantada, and two rigs at Jerritt Canyon. The Company continues to increase investment in mine development and exploration activities to support increased ore extraction and plant throughput rates.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 17

Los Gatos Silver Mine, Chihuahua, Mexico

The Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometres (“km”) south of Chihuahua City. The mine operates with a processing capacity of 4,000 tpd, utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. The Los Gatos Silver Mine is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Los Gatos Silver Mine through its 70% interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 ha.

Los Gatos (disclosed 70% ownership interest)	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD(2)	Change '26 vs '25

Total ore processed/tonnes milled	210,607	227,379	233,480	(10)%	437,986	427,305	2%
Average silver grade (g/t)	219	190	230	(5)%	204	244	(16)%
Average gold grade (g/t)	0.23	0.19	0.20	15%	0.21	0.22	(5)%
Average zinc grade (%)	5%	4%	4%	25%	5%	4%	25%
Average lead grade (%)	2%	2%	2%	0%	2%	2%	0%
Average copper grade (%)	0.09%	0.08%	0.07%	29%	0.09%	0.07%	29%
Silver recovery (%)	86%	85%	88%	(2)%	86%	88%	(2)%
Gold recovery (%)	49%	48%	47%	4%	48%	50%	(4)%
Lead Recovery (%)	86%	87%	88%	(2)%	87%	88%	(1)%
Zinc Recovery (%)	74%	73%	74%	0%	73%	73%	0%
Copper Recovery (%)	62%	63%	62%	0%	63%	63%	0%

Attributable Production
Silver ounces produced	1,279,553	1,183,089	1,524,949	(16)%	2,462,641	2,969,668	(17)%
Gold ounces produced	772	656	706	9%	1,427	1,500	(5)%
Zinc pounds produced	16,484,603	15,407,856	16,063,947	3%	31,892,459	28,556,816	12%
Lead pounds produced	9,023,177	8,700,148	9,014,545	0%	17,723,325	16,501,610	7%
Copper pounds produced	252,938	262,913	205,288	23%	515,851	443,148	16%

Cost
Cash cost per AgEq Ounce(1)	$15.35	$20.34	$12.44	23%	$17.74	$11.66	52%
AISC(1)	$16.82	$25.04	$13.70	23%	$20.76	$13.40	55%
Total production cost per tonne(1)	$106.05	$107.85	$91.65	16%	$106.99	$88.39	21%

Underground development (m)	2,418	3,296	1,924	26%	5,714	3,611	58%
Exploration drilling (m)	12,143	10,598	11,317	7%	22,741	26,197	(13)%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 18

During the second quarter, Los Gatos produced 1,279,553 ounces of silver, 16,484,603 pounds of zinc, 9,023,177 pounds of lead, 252,938 pounds of copper and 772 ounces of gold. Despite the strong performance in Q2, production at Los Gatos was slightly impacted by a rockfall on the main ramp at the beginning of April that disrupted mining operations temporarily and required rehabilitation, and unplanned equipment maintenance later that lowered tonnes processed in the quarter. This was offset by higher grades and strong recoveries. Notwithstanding these temporary disruptions, production through the end of the second quarter remained broadly in line with the Company's revised guidance, achieving 46% and 41% of the revised production guidance midpoint for silver and gold, respectively. The Company anticipates a stronger H2 at Los Gatos as the 4,000 tpd expansion projects nears completion.

The mill processed a total of 210,607 tonnes of ore, compared to 233,480 tonnes in the second quarter of 2025. Silver and gold grades averaged 219 g/t and 0.23 g/t compared to 230 g/t and 0.22 g/t for silver and gold, respectively, in the second quarter of 2025. Zinc, lead, and copper grades averaged 4.82%, 2.25%, and 0.09%, an improvement of 14%, 13% and 29%, respectively, compared to 4.24%, 2.00%, and 0.07%, respectively, in the second quarter of 2025. Lower throughput was a result of the disrupted mining operations in April. Average silver grades in the second quarter reflect a reduced cut-off grade compared to 2025 in response to a stronger metal price environment. Management continues to focus on achieving sustainably higher mill throughput at Los Gatos by increasing mining rates, with June averaging a record 4,078 tpod on a 100% basis, a key milestone on our path toward a sustained increase in ore throughput of 4,000 tpod on a 100% basis in the second half of 2026.

Silver, lead, zinc and gold recoveries during the quarter averaged 86%, 86%, 74%, and 49%, respectively, compared to 88%, 88%, 74%, and 47%, respectively in the second quarter of 2025.

Cash costs per AgEq ounce for the quarter were $15.35, compared to $12.44 per AgEq ounce in the second quarter of 2025, primarily driven by a 20% decrease in AgEq ounces produced compared to the second quarter of 2025. The reduction in reported AgEq ounces was driven by the previously discussed disruption in mining operations, along with the outperformance of silver compared to other metals compared to Q2 2025, which lowered the AgEq conversion ratio for by-product metals. As the AgEq conversion ratio was 75:1 in Q2 2026, compared to 98:1 in Q2 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, attributable payable AgEq ounces in Q2 2026 would have increased by 208,744 ounces, resulting in an 11% decrease to cash costs per attributable AgEq ounce, compared to current costs. Additionally, the strengthening of the Mexican peso which averaged 11% stronger against the US dollar compared to the same period of the prior year contributed to higher cash costs. Cash costs for the quarter were below the low end of the Company’s revised guidance of $16.56 per AgEq ounce.

AISC per AgEq ounce for the quarter was $16.82, compared to $13.70 per AgEq ounce in the second quarter of 2025, primarily due to the increase in cash costs. AISC was further impacted by higher development costs and PP&E costs, partially offset by lower worker participation costs. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per attributable AgEq ounce in Q2 2026 would have decreased by 11% compared to current costs. AISC for the quarter was below the low end of the Company’s revised guidance of $20.35 per AgEq ounce.

A total of 2,418 m of underground development was completed in the second quarter, representing a 26% increase compared to 1,924 m in the second quarter of 2025. During the quarter, six surface drill rigs completed 12,143 m of drilling on the property. Drilling continued at the Central and Northwest Deeps zones, as well as several greenfield targets. Total exploration costs in the second quarter were $2.1 million, representing a 10% decrease compared to $2.3 million in the second quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 19

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 ha.

Santa Elena	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD	Change '26 vs '25

Total ore processed/tonnes milled	305,369	284,236	269,830	13%	589,606	540,033	9%
Average silver grade (g/t)	61	61	55	11%	61	56	9%
Average gold grade (g/t)	2.30	2.43	2.54	(9%)	2.36	2.56	(8%)
Silver recovery (%)	71%	64%	64%	11%	68%	66%	3%
Gold recovery (%)	95%	95%	94%	1%	95%	95%	0%

Production
Silver ounces produced	422,571	355,827	306,224	38%	778,398	646,008	20%
Gold ounces produced	21,468	21,117	20,637	4%	42,585	42,045	1%

Cost
Cash cost per AgEq Ounce(1)	$17.83	$18.27	$13.57	31%	$18.04	$13.25	36%
AISC(1)	$27.36	$21.65	$18.58	47%	$24.57	$17.04	44%
Total production cost per tonne(1)	$101.95	$101.17	$107.02	(5%)	$101.59	$100.64	1%

Underground development (m)	1,917	1,481	2,268	(15%)	3,398	4,574	(26%)
Exploration drilling (m)	25,345	20,429	22,751	11%	45,774	39,560	16%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
Santa Elena produced 422,571 ounces of silver and 21,468 ounces of gold during the quarter, representing a 38% and 4% increase, respectively, compared to 306,224 ounces of silver and 20,637 ounces of gold in the second quarter of 2025. The increased silver production was primarily due to an increase in ore processed, and higher silver recoveries related to higher silver grades achieved through optimized ore blends processed during the quarter. Santa Elena achieved 54% and 58% of the revised production guidance midpoint for silver and gold, respectively, through to the end of the second quarter.

The mill processed a new quarterly record of 305,369 tonnes of ore in the second quarter, representing a 13% increase compared to 269,830 tonnes in the second quarter of 2025, as the Company continues advancing the 3,500 tpd expansion project. Silver and gold head grades averaged 61 g/t and 2.30 g/t, respectively, representing an 11% increase and 9% decrease, respectively. Average gold grades in the second quarter reflect a reduced cut-off grade compared to 2025 in response to a stronger metal price environment.

Silver and gold recoveries during the quarter averaged 71% and 95%, respectively, compared to 64% and 94% in the second quarter of 2025. Higher recoveries were a result of the optimized blending process.

Cash costs per AgEq ounce in the second quarter were $17.83, compared to $13.57 per AgEq ounce in the second quarter of 2025, primarily due to a 12% decrease in AgEq ounces produced compared to the second quarter of 2025. Despite the 38% increase in silver production during the quarter, AgEq ounces were impacted by the outperformance of silver compared to other metals compared to Q2 2025, which lowered the AgEq conversion ratio for by-product metals. As the AgEq conversion ratio was 75:1 in Q2 2026, compared to 98:1 in Q2 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, payable AgEq ounces in Q2 2026 would have

First Majestic Silver Corp. 2026 Second Quarter Report	Page 20

increased by 487,531 ounces, resulting in a 19% decrease to cash costs per AgEq ounce, compared to current costs. Higher unit costs resulted from the strengthening of the Mexican peso against the US dollar, which averaged 11% stronger relative to the US dollar, compared to the second quarter of 2025. Finally, the cash cost increase was also driven by higher royalty costs due to higher realized silver prices. Despite these factors, cash costs of $18.04 per AgEq ounce on a year-to-date basis were below the low end of the Company’s revised guidance of $19.86 per AgEq ounce.

AISC per AgEq ounce for the quarter was $27.36, compared to $18.58 per AgEq ounce in the second quarter of 2025. This was primarily attributable to the increase in cash costs, along with higher worker participation costs due to rising metal prices, along with a true-up of worker participation costs related to 2025, which was partially offset by lower development and PP&E costs, compared to the second quarter of 2025. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per AgEq ounce in Q2 2026 would have decreased by 11% compared to current costs. Additionally, the AISC of $24.57 per AgEq ounce on a year-to-date basis was below the low end of the Company’s revised guidance of $25.09 per AgEq ounce.

The Santa Elena mine is subject to a gold streaming agreement with Royal Gold, which requires the Company to sell to Royal Gold 20% of its gold production over the life-of-mine from its leach pad and certain underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three months ended June 30, 2026, the Company delivered nil ounces (June 30, 2025 - nil ounces) of gold to Royal Gold.
Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter returns ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. During the three months ended June 30, 2026, the Company has incurred $5.1 million (June 30, 2025 - $3.1 million) in NSR royalty payments in connection with production from Ermitaño.

During the quarter, eight drill rigs, consisting of five surface rigs and three underground rigs, completed 25,345 m of drilling on the property, representing an 11% increase compared to 22,751 m in the second quarter of 2025. Drilling focused on testing extensions of the newly discovered Santo Niño and Navidad resources, and the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna. Total exploration costs in the second quarter were $4.1 million, representing a 4% increase compared to $3.9 million in the second quarter of 2025.

Mining operations resumed at the Santa Elena mine on May 15, 2026, following a suspension of mining activities in the fourth quarter of     2022. The restart is expected to provide an additional source of ore feed to supplement production from the Ermitaño mine, while increasing operational flexibility and supporting overall gold grades as the Company advances development of the Santo Niño, Navidad and Ermitaño-Luna resources.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 21

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of the city of Durango, Durango State, Mexico and consists of 71,868 ha of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,800 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD	Change '26 vs '25

Total ore processed/tonnes milled	203,486	235,519	219,198	(7%)	439,004	450,388	(3%)
Average silver grade (g/t)	185	175	197	(6%)	179	200	(11%)
Average gold grade (g/t)	2.01	1.76	1.90	6%	1.87	1.97	(5%)
Silver recovery (%)	88%	89%	90%	(2%)	88%	90%	(2%)
Gold recovery (%)	94%	94%	93%	1%	94%	94%	0%

Production
Silver ounces produced	1,062,203	1,177,686	1,242,717	(15%)	2,239,888	2,602,095	(14%)
Gold ounces produced	12,385	12,541	12,472	(1%)	24,926	26,713	(7%)

Cost
Cash cost per AgEq Ounce(1)	$18.79	$19.92	$15.66	20%	$19.37	$14.71	32%
AISC(1)	$22.57	$28.36	$20.10	12%	$25.56	$18.79	36%
Total production cost per tonne(1)	$180.74	$170.00	$173.88	4%	$174.98	$164.75	6%

Underground development (m)	6,127	5,878	6,255	(2%)	12,005	12,971	(7%)
Exploration drilling (m)	39,483	31,722	29,746	33%	71,205	58,281	22%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 1,062,203 ounces of silver and 12,385 ounces of gold compared to 1,242,717 ounces of silver and 12,472 ounces of gold in the second quarter of 2025. The lower quarterly production was a result of labour disruptions, which are now resolved. Operations have resumed at targeted rates, and the Company has revised San Dimas’ production guidance higher for 2026 despite these events. Notwithstanding these temporary disruptions, production through the end of the second quarter remained broadly in line with the Company's revised guidance, achieving 47% and 46% of the revised production guidance midpoint for silver and gold, respectively.

The mill processed a total of 203,486 tonnes of ore, representing a 7% decrease compared to 219,198 tonnes in the second quarter of 2025, with average silver and gold grades of 185 g/t and 2.01 g/t, respectively, compared with 197 g/t and 1.90 g/t, respectively, in the second quarter of 2025. Lower throughput was a result of the now resolved labour disruptions and temporary equipment failure. Average silver grades in the second quarter reflect a reduced cut-off grade compared to 2025 in response to a stronger metal price environment.

Silver and gold recoveries during the quarter averaged 88% and 94%, respectively, compared to 90% and 93%, respectively, in the second quarter of 2025.

During the second quarter, cash costs per AgEq ounce were $18.79, compared to $15.66 per AgEq ounce in the second quarter of 2025, primarily due to a 19% decrease in AgEq ounces produced compared to the second quarter of 2025. The decrease in ounces was primarily due to the previously discussed labour disruption, along with the outperformance of silver compared to other metals compared to Q2 2025, which lowered the AgEq conversion ratio for by-product metals. As the

First Majestic Silver Corp. 2026 Second Quarter Report	Page 22

AgEq conversion ratio was 75:1 in Q2 2026, compared to 98:1 in Q2 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, payable AgEq ounces in Q2 2026 would have increased by 278,129 ounces, resulting in a 12% decrease to cash costs per AgEq ounce, compared to current costs.

Cash costs during the quarter were also impacted by the strengthening of the Mexican peso, which averaged 11% stronger relative to the US dollar compared to the second quarter of 2025, along with higher maintenance and contractor costs and increased production taxes resulting from higher metal prices. Despite these factors, the cash costs for the quarter were below the low end of the Company’s revised guidance of $18.79 per AgEq ounce.

AISC per AgEq ounce for the quarter was $22.57, compared to $20.10 per AgEq ounce in the second quarter of 2025. This was primarily attributable to the increase in cash costs, partially offset by lower development costs. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per AgEq ounce in Q2 2026 would have decreased by 12% compared to current costs. Additionally, AISC for the quarter was below the low end of the Company’s revised guidance of $25.38 per AgEq ounce.
The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPMI”), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2026 was 70:1. During the three months ended June 30, 2026, the Company delivered 5,984 ounces (June 30, 2025 - 7,235 ounces) of gold to WPMI at $648 per ounce (June 30, 2025 - $640 per ounce).

A total of 6,127 m of underground development was completed in the second quarter, representing a 2% decrease compared to 6,255 m in the second quarter of 2025. During the quarter, a total of 17 drill rigs consisting of five surface rigs and 12 underground rigs completed 39,483 m of drilling on the property. Drilling focused on the Coronado, Carmen Escobosa, Elia and Convención veins with targets spanning across the exploration pipeline (Resource expansion and Resource conversion). Total exploration costs were $4.6 million, representing a 33% increase compared to $3.5 million in the second quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 23

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 km northeast of Torreon. La Encantada has 4,076 ha of mineral concessions and surface land ownership of 1,343 ha. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the operation’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 km away. The Company owns 100% of the La Encantada mine.

La Encantada	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD	Change '26 vs '25

Ore processed/tonnes milled	320,852	312,199	281,296	14%	633,051	530,451	19%
Average silver grade (g/t)	135	121	106	27%	128	105	22%
Silver recovery (%)	74%	69%	65%	14%	72%	66%	9%

Production
Silver ounces produced	1,035,497	829,081	628,105	65%	1,864,578	1,188,727	57%
Gold ounces produced	35	27	49	(29%)	63	75	(16%)

Cost
Cash cost per AgEq Ounce(1)	$21.54	$25.80	$27.19	(21%)	$23.43	$26.65	(12%)
AISC(1)	$26.25	$33.40	$31.94	(18%)	$29.43	$31.82	(8%)
Total production cost per tonne(1)	$66.20	$64.86	$58.53	13%	$65.54	$58.07	13%

Underground development (m)	1,779	1,956	956	86%	3,735	1,910	96%
Exploration drilling (m)	4,357	3,229	2,546	71%	7,586	3,541	114%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 54 to 64 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 1,035,497 ounces of silver, representing a 65% increase compared to 628,105 ounces in the second quarter of 2025, driven primarily by a 14% increase in ore processed, a 27% increase in silver grades and a 14% improvement in silver recoveries. Production at La Encantada improved significantly due to improved ore flow and mine development rates, and process optimization resulting from management initiatives. La Encantada achieved 53% of the revised production guidance midpoint as of the end of the second quarter.

The mill processed a new quarterly record of 320,852 tonnes of ore, representing a 14% increase compared to 281,296 tonnes in second quarter of 2025, with an average silver grade of 135 g/t, compared to 106 g/t in the second quarter of 2025. The average plant throughput was maintained above 3,500 tpd during the quarter, achieving an average throughput of 4,000 tpd by the end of the quarter.

Silver recovery for the quarter was 74%, representing a 14% improvement from 65% in second quarter of 2025.

Cash costs per AgEq ounce for the quarter were $21.54, representing a 21% improvement compared to $27.19 per AgEq ounce in the second quarter of 2025, primarily due to a 64% increase in AgEq ounces produced compared to the second quarter of 2025. This was partially offset by the strengthening of the Mexican peso against the US dollar, which averaged 11% stronger against the US dollar, compared to the second quarter of 2025, along with higher haulage and reagent costs. Higher haulage costs were driven by the ongoing transition to the internalized haulage model at La Encantada and increased mining volumes, while reagent costs increased primarily due to higher consumption and pricing. The Company continued advancing the haulage internalization initiative at La Encantada during the quarter. While the transition remained ongoing at quarter end, the majority of haulage volumes during the second quarter were carried by the Company-operated fleet. The initiative has already supported higher ore throughput and is expected to further reduce haulage and mining costs over time while improving mine operating performance. The cash costs of $23.43 on a year-to-date basis were below the low end of the Company’s revised guidance of $24.50 per AgEq ounce.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 24

AISC per AgEq ounce for the quarter was $26.25, representing a 18% improvement compared to $31.94 per AgEq ounce in the second quarter of 2025. The decrease was primarily attributable to lower cash costs, partially offset by higher development and PP&E costs associated with increased mine development activities and equipment rehabilitation projects, as well as increased lease payments compared to the second quarter of 2025. The AISC of $29.43 on a year-to-date basis was below the low end of the Company’s revised guidance of $31.18 per AgEq ounce.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended June 30, 2026, the Company has incurred $0.2 million (June 30, 2025 - $0.1 million) in royalty payments from gold production at La Encantada.

A total of 1,779 m of underground development was completed in the second quarter at La Encantada, representing an 86% increase when compared to 956 m in the second quarter of 2025. During the quarter, two surface drill rigs completed 4,357 m of drilling on the property, representing a 71% increase compared to 2,546 m in the second quarter of 2025. The Company is currently testing several new exploration targets. Total exploration costs in the second quarter were $0.9 million, representing a 30% increase when compared to $0.7 million in the second quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 25

First Mint LLC, Nevada, United States

First Mint, is the Company’s operating minting facility located in Nevada, United States. The facility produces an array of high-quality silver bullion products and provides manufacturing capacity for third-party demand. All products are crafted from silver sourced directly from First Majestic’s mining operations in Mexico. First Mint allows the Company to sell a portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. Commissioning and silver bullion sales by First Mint commenced in March 2024. First Mint achieved ISO 9001 certification in April 2025. This quality certification allows silver products sold by First Mint to be eligible for Individual Retirement Accounts (“IRAs”), permitting investors to hold silver products purchased from First Mint in their IRAs. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

First Mint(1)	2026-Q2	2026-Q1	2025-Q2	Change Q2 vs Q2	2026-YTD	2025-YTD	Change '26 vs '25

Ounces sold	45,783	173,409	231,506	(80%)	219,192	475,371	(54%)

Financial Results
Revenue ($ millions)	$3.7	$14.5	$7.8	(53%)	$18.2	$15.6	17%
Average realized price per ounce - Bullion(2)	$81.78	$83.52	$33.58	144%	$83.15	$32.90	153%

(1) This table is inclusive of sales from both the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized silver price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

During the second quarter, First Mint sold 45,783 ounces of silver compared to 231,506 ounces in the second quarter of 2025. The ounces sold through First Mint accounted for 1% of the Company’s total silver production and 2% of the total silver doré production during the second quarter of 2026.

Total revenues for First Mint during the second quarter of 2026 were $3.7 million compared to revenues of $7.8 million in the second quarter of 2025. The impact of lower ounces sold was partially offset by a significantly higher average realized price of $81.78 per ounce for the quarter, representing a 144% increase compared to the average realized price of $33.58 per ounce in the second quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 26

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground and open pit mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended. On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine (refer to news release dated April 2, 2026) as a result of the new expanded Mineral Resource base, strengthened long-term gold price assumptions, and successful drilling results over the past two years.

Jerritt Canyon's exploration program is focused on de-risking mineralized zones that are anticipated to be a part of the first three years of the restart plan as well as validating pit bottoms in partially back-filled historic open pits. The exploration drilling program at Jerritt Canyon began on schedule in Q2. Two reverse circulation rigs completed approximately 12,495 m of surface drilling, and one diamond drill rig completed approximately 320 m of underground drilling. A second underground diamond drill rig is expected to commence operations in the third quarter. Surface drilling focused on defining the historical deepest open-pit mining depth with partially backfilled pits, which increased the confidence level on in-situ mineralization along the Central and Northern mineralized trends. Underground drilling tested areas identified as having potential for early mining. The 2026 program includes approximately 600 m of underground expansionary development and 19,000 m of underground drilling at the Smith–SSX underground mines, along with an additional 23,000 m of surface drilling focused on defining near‑surface, open‑pit mineral resources, for a total of 42,000 m of drilling in 2026.

Several notable milestones were achieved during the quarter. On the underground side, purchase orders have been placed for an initial fleet of 17 Sandvik mining units, with letters of intent submitted for the remainder. The underground contractor has safely completed 3,380 m of underground rehabilitation to establish diamond drill locations, and development of access drives to the initial stoping areas will commence in the third quarter. On surface and plant infrastructure, BBA Consultants USA LP has been engaged to support the process plant restart and refurbishment, completing the first phase of engineering and plant inspections during the quarter.

Alongside site activities, the Company continues to build out the team and technical foundation required for restart. Hiring of key roles is progressing to plan, with notable additions across Technical Services, Water Resources and Processing. Optimization of the re-start mine plan also continues to advance with the support of Stantec Consulting Services Inc.

During the second quarter, the Company incurred $4.5 million in holding costs at Jerritt Canyon, representing a 22% increase compared to $3.7 million in the second quarter of 2025. Mine holding costs at Jerritt Canyon primarily relate to activities required to maintain the site and support restart readiness, including water management and treatment, environmental permitting and controls, upkeep of the plant and infrastructure, and land access. As restart activities continue to advance, the Company remains focused on progressing technical studies and site preparations to support the planned resumption of operations in the second half of 2027.

Total exploration costs amounted to $2.7 million in the second quarter of 2026, representing a significant increase compared to $0.5 million in the second quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 27

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 ha of mining concessions and 219 ha of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns Del Toro to Sierra Madre for total anticipated consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in Sierra Madre shares at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre’s option, Sierra Madre shares.

The announcement of the definitive agreement along with the implied price within the contract represented an indicator of impairment reversal. Therefore, the carrying amount of Del Toro was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on expected proceeds from the proposed sale and contingent consideration with a high likelihood of collectability. This includes the upfront consideration of $20 million in cash, $10 million in common shares of Sierra Madre and $10 million receivable within 18 months of closing in cash or, at Sierra Madre’s option, Sierra Madre shares. During 2025, the Company recorded a reversal of impairment loss related to the Del Toro assets of $20.3 million based on the recoverable amount implied by the definitive agreement.

Out of the impairment reversal of $20.3 million related to Del Toro, $10.6 million was allocated to depletable mining interest, $6.3 million was allocated to non-depletable mining interest with the remaining $3.4 million allocated to PPE, resulting in a total impairment reversal of $20.34 million. The recoverable amount of Del Toro, being its FVLCD was $40.0 million, based on the expected proceeds from the sale.

On June 19, 2026, the Company completed the sale of Del Toro to Sierra Madre. The Company completed an assessment of its carrying value, compared the fair value immediately prior to disposition, resulting in an additional impairment reversal of $1.9 million. Out of the impairment reversal, $1.1 million was allocated to depletable mining interest, $0.5 million was allocated to non-depletable mining interest with the remaining $0.4 million allocated to property, plant and equipment. The Company has accounted for the common shares received from Sierra Madre as an equity security at fair value through other comprehensive income.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 ha to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 km from Durango, or 250 km by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021. Due to this situation, the Company was unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities, and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility.

On July 7, 2026, the Company announced that it had entered into a definitive agreement dated July 6, 2026 to sell the San Martin mine to Flextronics Supply and Service, S. de R.L. de C.V., a private Mexican company, for total cash consideration of $90 million, comprised of upfront consideration of $2.5 million payable upon closing of the transaction ($500,000 of this

First Majestic Silver Corp. 2026 Second Quarter Report	Page 28

amount has already been deposited into escrow as a deposit), and an additional $87.5 million in future payments. Closing of the transaction is subject to customary closing conditions, as well as Mexican Antitrust approval.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the “Springpole Stream Agreement”) among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, and to make such final payment a cash only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares of the Company), payable by the Company by March 31, 2025. The Company made this final payment to First Mining prior to March 31, 2025.

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 32.1 million common share purchase warrants of First Mining (the “First Mining Warrants”) that entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Under the Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model, with fair value adjustments going through profit and loss.

On December 16, 2025, the Company exercised all of its First Mining Warrants at the exercise price of CAD$0.20 for a total cash payment of $4.7 million, and as a result, the Company received 32.1 million common shares of First Mining.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In November 2025, First Mining announced results of its updated 2025 Pre-Feasibility Study, which supports a 30,000 tpd open pit mining operation over a 9.4-year mine life. First Mining announced resources of 28.0 million ounces of silver in the Indicated Mineral Resource category and 6.5 million ounces of silver in the Inferred Mineral Resource category, plus 4.8 million ounces of gold in the Indicated Mineral Resource category and 0.8 million ounces of gold in the Inferred Mineral Resource category. The Springpole Project also includes large land holdings of 41,913 ha which are fully encompassed under the Springpole Stream Agreement.

A draft Environmental Impact Statement for Springpole was published in June 2022. On June 30, 2026, the Springpole Project received a positive federal Environmental Assessment Decision Statement (the "Decision Statement"). The Federal Minister of the Environment, Climate Change and Nature confirmed that the project may proceed subject to conditions of approval set out in the Decision Statement. The Decision Statement represents a significant milestone in de-risking the

First Majestic Silver Corp. 2026 Second Quarter Report	Page 29

Springpole Project and advancing it toward construction readiness, with the provincial environmental assessment continuing in parallel.

Keith Neumeyer, First Majestic Silver Corp's Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 30

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended June 30, 2026 and 2025 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2026	2025	Variance %

Revenues	$415,499	$264,229	57%	(1)
Mine operating costs
Cost of sales	143,469	141,139	2%	(2)
Depletion, depreciation and amortization	48,414	73,739	(34%)	(3)
	191,883	214,878	(11%)

Mine operating earnings	223,616	49,351	353%

General and administrative expenses	13,932	12,510	11%	(4)
Share-based payments	3,066	3,804	(19%)
Mine holding costs	5,217	5,323	(2%)
Restructuring costs	2,238	—	100%	(5)
Reversal of impairment	(1,923)	—	100%	(6)
Foreign exchange loss (gain)	3,543	(11,768)	(130%)
Operating earnings	197,543	39,482	400%

Investment and other income	6,009	6,334	(5%)
Finance costs	(9,592)	(7,798)	23%	(7)
Earnings before income taxes	193,960	38,018	410%
Current income tax expense	90,730	21,087	330%
Deferred income tax recovery	(22,663)	(39,648)	(43%)
Income tax expense (recovery)	68,067	(18,561)	(467%)	(8)
Net earnings for the period	$125,893	$56,579	123%	(9)

Net earnings attributable to:
Owners of the Company	$109,433	$52,548	108%
Non-controlling interests	$16,460	$4,031	308%

Earnings per common share attributable to owners of the Company:
Basic & Diluted	$0.22	$0.11	100%	(9)

1.Revenues in the quarter were $415.5 million, representing a 57% increase compared to $264.2 million in the same quarter of the prior year, primarily attributed to:
•a 90% increase in the average realized silver price, which was $63.98 per silver ounce during the quarter, compared to $33.68 per silver ounce in the second quarter of 2025. This resulted in a $117.7 million increase in revenue compared to the second quarter of 2025.
•a 40% increase in the average realized gold price, which was $4,347 per gold ounce during the quarter, compared to $3,097 per gold ounce in the second quarter of 2025. This resulted in a $33.4 million increase in revenue compared to the second quarter of 2025.
•a $1.8 million decrease in smelting and refining costs compared to the same quarter of the prior year.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 31

Partially offset by:
•a 9% decrease in payable silver ounces sold compared to the second quarter of the prior year. This resulted in a $13.0 million decrease in revenues, primarily due to a decrease in payable ounces sold from San Dimas, Los Gatos and First Mint, compared to the same quarter of the prior year.
•a 5% decrease in payable gold ounces sold compared to the second quarter of the prior year. This resulted in a $4.5 million decrease in revenues, primarily due to a decrease in payable ounces sold across all sites, compared to the same quarter of the prior year.
2.Cost of sales in the quarter were $143.5 million, representing a 2% increase compared to $141.1 million in the same quarter of the prior year, primarily attributed to:
•a $7.0 million increase in labour, energy, maintenance and contractor costs across all sites;
•a $5.8 million increase in worker participation costs, environmental duties, and royalty costs, driven by the increased metal price environment;
•a $4.1 million in abnormal costs related to increased maintenance costs following a rockfall on the main ramp at Los Gatos, unplanned equipment maintenance at San Dimas and one time elevated costs related to labour disruptions at San Dimas as a result of now resolved union negotiations; and
•the strengthening of the Mexican peso, which averaged 11% stronger relative to the US dollar compared to the same quarter of the prior year.
Partially offset by:
•a $13.3 million decrease in change in inventory expense compared to the same quarter of the prior year.
3.Depletion, depreciation and amortization in the quarter was $48.4 million, representing a 34% decrease compared to $73.7 million in the same quarter of the prior year, primarily due to:
•a decrease of $18.7 million in depreciation and amortization from Los Gatos due to a significant increase in reserves and resource estimates as part of the annual Reserve and Resource ("R&R") update released in Q1 2026; and
•a decrease of $4.0 million in depreciation and amortization from Santa Elena due to a significant increase in reserves and resource estimates as part of the annual R&R update released in Q1 2026.
4.General and administrative expense in the quarter was $13.9 million, representing a 11% increase compared to $12.5 million in the same quarter of the prior year. The increase in general and administrative costs was primarily due to a $1.3 million increase in salaries and benefits and a $0.8 million increase in legal and professional fees, in relation to the ramp up of Jerritt Canyon and the sale of Del Toro.
5.Restructuring costs in the quarter were $2.2 million primarily due to severance costs incurred as the Company continues to optimize its workforce across all sites.
6.Reversal of impairment of $1.9 million on Del Toro to bring its carrying value to the fair value immediately prior to completion of its sale on June 19, 2026.
7.Finance costs during the quarter were $9.6 million, representing a 23% increase from $7.8 million in the same quarter of the prior year. This increase was primarily due to a $2.7 million increase in accretion expense related to the 2025 convertible note, issued in the fourth quarter of 2025.
8.During the quarter, the Company recorded an income tax expense of $68.1 million, compared to an $18.6 million income tax recovery in the same quarter of the prior year. The increase in income tax expense was primarily due to the increase in earnings. Additionally, there was a one-time current tax expense of $10.1 million relating to a historic tax dispute with the Mexican tax authority for First Majestic Plata, S.A. de C.V. (“FMP”) with respect to a forward silver purchase agreement, which has now been settled (Refer to Note 27 of the Financial Statements).
9.As a result of the foregoing, net earnings for the quarter were $125.9 million, compared to a net earnings of $56.6 million in the same quarter of the prior year. Additionally, net earnings attributable to owners of the Company were $109.4 million (EPS of $0.22) during the quarter, compared to a net earnings of $52.5 million (EPS of $0.11) in the same quarter of the prior year.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 32

For the years to date ended June 30, 2026, and 2025 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2026	2025	'26 vs '25

Revenues	$892,167	$508,171	76%	(1)
Mine operating costs
Cost of sales	297,485	258,856	15%	(2)
Depletion, depreciation and amortization	104,470	136,159	(23%)	(3)
	401,955	395,015	2%

Mine operating earnings	490,212	113,156	333%

General and administrative	29,506	25,228	17%	(4)
Share-based payments	10,510	9,306	13%	(5)
Mine holding costs	10,014	10,292	(3%)
Acquisition costs	—	5,584	(100%)	(6)
Restructuring costs	3,365	—	100%	(7)
Reversal of impairment	(1,923)	—	100%	(8)
Foreign exchange loss (gain)	4,200	(12,244)	(134%)
Operating gain	434,540	74,990	479%
Investment and other income	19,364	6,839	183%	(9)
Finance costs	(18,955)	(14,761)	28%	(10)
Earnings before income taxes	434,949	67,068	549%
Current income tax expense	174,631	36,174	383%
Deferred income tax recovery	(13,061)	(31,925)	(59%)
Income tax expense	161,570	4,249	3,703%	(11)
Net earnings for the period	$273,379	$62,819	335%	(12)

Net earnings attributable to:
Owners of the Company	$237,531	$54,812	333%
Non-controlling interests	$35,848	$8,007	348%

Earnings per common share
Basic & Diluted	$0.48	$0.12	300%	(12)

1.Revenues in the six months ended June 30, 2026 were $892.2 million, representing a 76% increase compared to $508.2 million in the same period of the prior year, primarily attributed to:
•a 124% increase in the average realized silver price, which was $74.83 per silver ounce during the period, compared to $33.39 per silver ounce in the same period of 2025. This resulted in a $312.8 million increase in revenue compared to the same period of 2025.
•a 59% increase in the average realized gold price, which was $4,680 per gold ounce during the period, compared to $2,937 per gold ounce in the same period of 2025. This resulted in a $92.2 million increase in revenue compared to the same period of 2025.
Partially offset by:
•an 11% decrease in payable silver ounces sold compared to the same period of the prior year. This resulted in a $31.1 million decrease in revenues compared to the same period of the prior year, primarily due to a decrease in payable ounces sold at San Dimas, Los Gatos and First Mint, compared to the same period of the prior year.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 33

•a 6% decrease in payable gold ounces sold compared to the same period of the prior year. This resulted in a $9.9 million decrease in revenues compared to the same period of the prior year, primarily due to a decrease in payable ounces sold across all sites, except for La Encantada, compared to the same period of the prior year.
2.Cost of sales in the period were $297.5 million, representing a 15% increase compared to $258.9 million in the same period of the prior year primarily attributed to:
•a $26.2 million increase in labour, energy, maintenance and contractor costs across all sites;
•a $24.2 million increase in worker participation costs, environmental duties, and royalty costs, driven by the increased metal price environment;
•a $6.0 million increase in consumables and materials;
•a $4.4 million increase in abnormal costs related to increased maintenance costs following a rockfall on the main ramp at Los Gatos, unplanned equipment maintenance at San Dimas and one-time elevated costs related to labour disruptions at San Dimas, now resolved, through union negotiations;
•an additional 16 days of production from Los Gatos compared to the same period of the prior year; and
•the strengthening of the Mexican peso, which averaged 11% stronger against the US dollar compared to the same period of the prior year.
Partially offset by:
•a $22.1 million decrease in change in inventory expense compared to the same period of 2025.
3.Depletion, depreciation and amortization in the year was $104.5 million, representing a 23% decrease compared to $136.2 million in the prior year, primarily as a result of:
•a decrease of $22.5 million in depreciation and amortization from Los Gatos due to a significant increase in reserves and resource estimates as part of the annual Reserve and Resource ("R&R") update released in Q1 2026; and
•a decrease of $7.1 million in depreciation and amortization from Santa Elena due to a significant increase in reserves and resource estimates as part of the annual R&R update released in Q1 2026.
4.General and administrative expense in the year was $29.5 million, representing a 17% increase compared to $25.2 million in the prior year. The increase in general and administrative costs was primarily due to a $4.3 million increase in legal and professional fees, in relation to the ramp up of Jerritt Canyon and the sale of Del Toro, a $1.2 million increase in salaries and benefits due to additional 16 days of activities from Los Gatos along with the ramp up of Jerritt Canyon. This was partially offset by a $1.1 million decrease in corporate administration expenses mostly due to a $1.5 million decrease in insurance expense related to Los Gatos.
5.Share-based payments in the year were $10.5 million, representing a 13% increase compared to $9.3 million in the prior year, primarily attributed to an increase in the fair value of outstanding stock options, RSUs, performance share units (“PSUs") and DSUs compared to the prior year, as a result of the rise in the Company’s share price.

6.Acquisition costs of $5.6 million was incurred in the same period of the prior year in relation to due diligence costs and closing fees incurred in connection with the acquisition of Los Gatos.

7.Restructuring costs in the year were $3.4 million primarily due to severance costs incurred as the Company continues to optimize its workforce across all sites.
8.Reversal of impairment of $1.9 million on Del Toro to bring its carrying value to the fair value immediately prior to completion of its sale on June 19, 2026.
9.Investment and other income for the year totaled $19.4 million, representing a 183% increase compared to $6.8 million in the prior year. This was primarily driven by $12.9 million in interest income compared to $7.3 million in the prior year as a result of the increased cash position, and a $9.9 million gain from investments in silver future contracts compared to a $1.7 million of loss in the prior year, as a result of rising metal prices.
10.Finance costs during the year were $19.0 million, representing a 28% increase from $14.8 million in the prior year. This increase was primarily due to a $5.3 million increase in accretion expense relating to the 2025 convertible note, issued in the fourth quarter of 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 34

11.During the six months ended June 30, 2026, the Company recorded an income tax expense of $161.6 million, compared to $4.2 million in the prior year. The increase in income tax expense was primarily due to the increase in earnings. Additionally, there was a one-time current tax expense of $10.1 million relating to a historic tax dispute with the Mexican tax authority for FMP with respect to a forward silver purchase agreement, which has now been settled (Refer to note 27 of the Financial Statements).
12.As a result of the foregoing, net earnings for the six months ended June 30, 2026 were $273.4 million, compared to $62.8 million in the prior year. Additionally, net earnings attributable to owners of the Company were $237.5 million (EPS of $0.48) during the year, compared to $54.8 million (EPS of $0.12) in the same period of the prior year.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 35

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2026		2025				2024
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$415,499	$476,668	$463,923	$285,063	$264,229	$243,942	$172,337	$146,087
Cost of sales	$143,469	$154,016	$153,694	$131,122	$141,139	$117,717	$89,424	$85,694
Depletion, depreciation and amortization	$48,414	$56,056	$72,421	$54,860	$73,739	$62,420	$34,676	$31,871
Mine operating earnings	$223,616	$266,596	$237,808	$99,081	$49,351	$63,805	$48,237	$28,522
Net earnings (loss) after tax	$125,893	$147,486	$105,194	$42,962	$56,579	$6,240	($13,478)	($26,593)
Earnings (loss) per share – basic & diluted	$0.22	$0.26	$0.17	$0.06	$0.11	$0.01	($0.04)	($0.09)

During the second quarter of 2026, mine operating earnings were $223.6 million, representing a 353% increase compared to mine operating earnings of $49.4 million in the second quarter of 2025. The increase was primarily driven by higher metal prices, with revenues increasing by $194.2 million, largely resulting from higher average realized silver and gold prices, which increased by 90% and 40%, respectively compared to the second quarter of 2025.

Net earnings for the quarter were $125.9 million, representing a 123% improvement compared to a net earnings of $56.6 million in the same quarter of the prior year. The increase in net earnings was primarily attributed to the higher mine operating earnings, along with an impairment reversal of $1.9 million (EPS of $0.004). This was partially offset by a non-cash income tax expense of $68.1 million (EPS of ($0.14)), compared to a non-cash income tax recovery of $18.6 million (EPS $0.04) in the second quarter of 2025, abnormal maintenance costs of $4.1 million (EPS of ($0.01)), compared to $2.8 million (EPS of ($0.01)) in the second quarter of 2025, and restructuring costs of $2.2 million (EPS of ($0.005)), compared to $nil in the second quarter of 2025.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2026, the Company had cash and cash equivalents of $1,093.3 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $8.5 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents exclude $159.4 million of restricted cash as at June 30, 2026.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the quarter ended June 30, 2026, no shares were issued under this program.

Working capital as at June 30, 2026 was $876.0 million, representing a 19% increase compared to $733.6 million as at December 31, 2025. Total available liquidity as at June 30, 2026 was $1,035.8 million, including $876.0 million of working capital and $159.9 million of undrawn revolving credit facility, and excluding $159.4 million held in restricted cash.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 36

The following table summarizes the Company’s cash flow activity during the year:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cash flow
Cash generated by operating activities	$208,879	$90,106	$445,416	$145,598
Cash (used in) generated by investing activities	(35,731)	(47,841)	(76,789)	48,158
Cash used in financing activities	(65,359)	(11,060)	(68,455)	(13,371)
Increase in cash and cash equivalents	$107,789	$31,205	$300,172	$180,385
Effect of exchange rate on cash and cash equivalents held in foreign currencies	687	2,235	(296)	2,188
Cash and cash equivalents, beginning of the period	984,835	351,313	793,435	202,180
Cash and cash equivalents, end of the period	$1,093,311	$384,753	$1,093,311	$384,753

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2026 are summarized as follows:
•Cash generated by operating activities of $445.4 million, primarily due to:
•$558.9 million in cash flows from operating activities before movements in working capital and taxes. The increase in cash generated was primarily due to higher metal prices, which were partially offset by increased variable costs associated with rising metal prices, including production bonuses and royalties. Operating cash flows during the period were impacted by increases in labour, energy, maintenance, and contractor costs across all sites, along with consumables and environmental duties costs.
•$28.7 million net increase in non-cash working capital items during the period, including a $70.6 million decrease in trade and other receivables, a $14.4 million increase in income taxes payable, and a $2.4 million increase in trade and other payables, partially offset by a $23.1 million increase in inventories, a $12.0 million increase in prepaid expenses, a $8.4 million increase in VAT receivables, and a $15.2 million increase in restricted cash.
Net of:
•$142.3 million in income tax paid during the year.
•Cash used in investing activities of $76.8 million, primarily related to:
•$79.6 million spent on mine development and exploration activities;
•$27.3 million spent on the purchase of PPE; and
•$1.3 million spent on deposit for acquisition of non-current assets.
Net of:
•$20.0 million in proceeds from disposition of Del Toro;
•$6.7 million in proceeds from disposal of marketable securities; and
•$5.0 million in proceeds from a loan repayment from Sierra Madre.
•Cash used in financing activities of $68.5 million, primarily related to the following:
•$38.5 million of dividends and capital distributions paid to DOWA Metals with respect to its interest in Los Gatos;
•$22.7 million for the repurchase of shares;
•$12.5 million for the payment of dividends during the period;
•$9.3 million spent on repayment of lease obligations; and
•$2.6 million for the payment of finance costs.
Net of:
•$17.2 million proceeds from the exercise of stock options.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 37

During the six months ended June 30, 2026, the Company received $32.1 million (561.6 million MXN) related to VAT filings. In connection with the tax issues relating to Primero Empresa Minera, S.A. de C.V. ("PEM"), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen two PEM bank accounts which, together, contain approximately $138.9 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s advance pricing agreement ("APA") was not valid, and is challenging Mexico’s actions with respect to the APA (Refer to Note 27 of financial statements) through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2026, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at June 30, 2026, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years
Trade and other payables	$202,493	$202,493	$—	$—
Debt facilities	410,655	56,666	2,524	351,465
Lease liabilities	31,027	15,503	13,829	1,695
Commitments	39,227	39,227	—	—
	$683,402	$313,889	$16,353	$353,160

As at June 30, 2026, the Company had a working capital of $876.0 million (December 2025 - $733.6 million) and total available liquidity of $1,035.8 million (December 2025 - $873.2 million), including $159.9 million (December 2025 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 38

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables. At June 30, 2026, the net VAT receivable balance was $51.6 million (December 31, 2025 - $46.9 million).

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at June 30, 2026, the Company’s total consolidated indebtedness was $302.8 million, $0.3 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

	June 30, 2026
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$18,524	$—	$—	$10,589	$25,626	($4,624)	$56	$50,171	$5,017
Mexican Peso	24,375	138,876	51,594	—	—	(126,578)	—	88,267	8,827
	$42,899	$138,876	$51,594	$10,589	$25,626	($131,202)	$56	$138,438	$13,844

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

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A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2026
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$5,568	$2,192	$188	$35	$2	$7,985
Trade receivable from concentrate sales subject to provisional pricing	$3,808	$493	$8,238	$3,347	$251	$16,137
	$9,376	$2,685	$8,426	$3,382	$253	$24,122

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company’s finance leases bear interest at fixed rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2026, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and various tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in currency exchange rates, import and export regulations, lawlessness and insecurity caused from organized criminal activities, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until the parts of the Company's Mineral Reserves that have been converted to Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may result in a material reduction to the Company’s estimates of Mineral Reserves and Mineral Resources, or may

First Majestic Silver Corp. 2026 Second Quarter Report	Page 40

affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition.

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters, which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes, by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

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Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles; (ii) the process to obtain new mining concessions (through a public tender); (iii) imposing conditions on water use and availability for the mining concessions; (iv) the elimination of “free land and first applicant” scheme; (v) new social and environmental requirements in order to obtain and keep mining concessions; (vi) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer; (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws; (viii) the automatic dismissal of any application for new concessions; and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. Initial judicial elections were held in 2025 and a second stage of the Judiciary Reform is expected to take place in 2027. This second stage is anticipated to include (i) the extension of the election system to the remaining state-level judicial branches that did not participate in the 2025 elections; (ii) the gradual replacement through elections of federal judges and magistrates whose terms will expire between 2025 and 2027; (iii) the enactment of comprehensive amendments to various secondary laws, including the Organic Law of the Federal Judiciary, the Amparo Law, and other related statutes, to fully align them with the new judicial structure; and (iv) the first formal performance evaluation process for the judges and magistrates elected in 2025 to determine their continuity in office. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing tariffs against certain goods from Canada and Mexico. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

On November 30, 2018, Canada, Mexico and the United States entered into a new trade agreement (the “United States-Mexico-Canada Agreement” or “CUSMA”). Among other things, CUSMA requires its member countries to respect

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international labour standards including rights to free association and collective bargaining and to uphold their labour laws. CUSMA came into effect on July 1, 2020, and is subject to review and renewal in July 2026. Under CUSMA's review mechanism, any member country may elect to withdraw from or decline to renew CUSMA, and the agreement may be subject to renegotiation or amendments. There can be no assurance that CUSMA will remain in force, be renewed on existing terms, or that any newly negotiated terms will not adversely affect the Company’s business or operations. Although management has determined that there have been no material effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving Canada, the United States and Mexico and thus these may have an adverse and material impact in the future on the Company’s operations and financial performance.

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos Silver Mine, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have at various times in the past and may in the future experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company’s business could be materially adversely affected by the effects of such public health crises.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to restrictions related to public health crises in the future. Any spread of public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by public health crises which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are also becoming more stringent. In addition, certain types of

First Majestic Silver Corp. 2026 Second Quarter Report	Page 43

operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company (doing business as Jerritt Canyon Gold, LLC) had violated various air permit conditions and regulations applicable to operations at Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV are related to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the 2022 NOAV. Jerritt Canyon Gold LLC and NDEP agreed to waive the 20-day hearing requirement for the 2022 NOAV and the parties requested that the NSEC withhold scheduling a hearing for the 2022 NOAV at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations; however, the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities which may not be covered by our insurance policies and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the government of Mexico may from time to time establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although the Company has not received notice from any governmental entity of the creation of any such areas over land which is part of or nearby to any of the Company’s mineral properties, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business for which the Company may not be entitled to compensation.

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Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company and which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties; however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain mineral properties, there is no guarantee that title to such properties will not be challenged or impugned by third parties. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico; however, there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding

First Majestic Silver Corp. 2026 Second Quarter Report	Page 45

reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero Mining Corp. (“Primero”) initially acquired the San Dimas mine in August 2010, it assumed the obligations under a silver purchase agreement (“Prior Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals Corp. (“Wheaton”) up to 6 million ounces of silver produced from the San Dimas mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In May 2018, the Prior Stream Agreement was terminated between Wheaton and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new precious metal purchase agreement with Wheaton Precious Metals International Ltd. (“WPMI”) concurrent with the Company’s acquisition of Primero.

The specific terms of the Prior Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that held the San Dimas mine concessions, PEM, entered into an agreement (the “Internal Stream Agreement”) to sell the required amount of silver produced from the San Dimas mine concessions to STB to allow STB to fulfill its obligations under the Prior Stream Agreement.

In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes, PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT in October 2012. The APA confirmed the PEM Realized Price would be used as PEM’s basis for calculating income taxes owed on the silver sold to STB under the Internal Stream Agreement for the taxation years 2010 to 2014.

In August 2015 the SAT initiated a legal proceeding in Mexico seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in its legal claim for calculating income taxes on the silver sold by PEM (for which PEM received the PEM Realized Price).

In 2019, the SAT issued reassessments for the 2010 ($39.5 million), 2011 ($117.0 million) and 2012 ($220.9 million) tax years for an aggregate amount of $377.4 million (6,593 million MXN) inclusive of interest, inflation and penalties. In 2021, the SAT issued a reassessment against PEM for the 2013 tax year in the amount of $199.6 million (3,488 million MXN) inclusive of interest, inflation and penalties. In 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years for an aggregate amount of $508.7 million (8,887 million MXN) inclusive of interest, inflation, and penalties. In 2025, the SAT issued a reassessment against PEM for the 2017 tax year in the amount of $75.7 million (1,322 million MXN) inclusive of interest, inflation and penalties. Most recently, in April 2026, the SAT issued a reassessment against PEM for the 2018 tax year in the amount of $115 million (2,008 million MXN). The aforementioned reassessments for the tax years 2010 to 2018 (inclusive), which aggregate to $1.28 billion (22,298 million MXN) are collectively referred to in these consolidated financial statements as the “Reassessments”. For the 2019 tax year, the SAT has initiated an audit that has not yet been concluded, and therefore, a tax reassessment for that year has yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

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Domestic Remedies in Mexico
In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the “Mexican Federal Tax Court”) seeking to nullify the APA granted to PEM, which the Company subsequently appealed. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

On September 18, 2024, the Mexican Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Mexican Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Mexican Supreme Court which the Company believes are favourable to PEM and that were not considered by the Mexican Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which the Company believes did not take into account the Mexican Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Mexican Federal Tax Court and it expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2026.

PEM has been challenging the 2010, 2011 and 2012 Reassessments in the Mexican courts. After the Collegiate Court issued its decision on December 5, 2024 upholding the 2012 Reassessment, PEM appealed the decision to the Mexican Supreme Court, and the Ministry of Finance and Public Credit (the “Mexican Finance Ministry”) responded by filing its own appeal. On October 30, 2025, the Mexican Supreme Court granted the Mexican Finance Ministry’s appeal, and therefore, the Mexican Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision. As a result, the Collegiate Court’s decision with respect to the 2012 Reassessment is a final decision and there are no further challenges available domestically to PEM in respect of the 2012 Reassessment. However, the Company is assessing what further actions it may wish to take internationally. The Company’s ongoing NAFTA proceeding against Mexico covers the 2010 to 2020 tax years, the disregard of the APA during such years and the tax reassessments which have been issued against PEM as a result of such disregard, which includes the 2012 Reassessment.

International Remedies
i. NAFTA APA Claim
In respect of the APA, the Company submitted a Request for Arbitration (the “Arbitration Request”) dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account of PEM which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided.

Following the rejection of Mexico’s Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico’s continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account. The Tribunal also confirmed that the freezing by the SAT of PEM’s bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must

First Majestic Silver Corp. 2026 Second Quarter Report	Page 47

remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. As of the date of these consolidated financial statements, Mexico has yet to comply with the Tribunal’s latest order on this matter.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (defined further below) into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and an in-person hearing for the Consolidation Request took place in Washington, D.C. on January 27 and 28, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim reconvened after having been suspended for over a year. On October 21, 2025, the Company filed its Ancillary Claims Memorial in order to add the claims covered by the NAFTA VAT Claim as ancillary claims to the NAFTA APA Claim. In addition, on December 10, 2025, the Company filed an amendment to its Arbitration Request to increase its damages claim against Mexico with respect to the NAFTA APA Claim to $1.09 billion.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, other than with respect to the 2012 Reassessment, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Prior Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim").

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim. The Company received confirmation from ICSID that the NAFTA VAT Claim proceedings had been discontinued effective as of January 27, 2026.

While the Company remains confident in its position with regards to its NAFTA APA Claim, it continues to engage with the Government of Mexico and the SAT in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $43.1 million (754 million MXN) and $31.4 million (549 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.9 million (348 million MXN) and $250.2 million (4,371 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.5 million (61 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.5 million (131 million MXN). The major items relate to a forward silver purchase agreement, and the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 48

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.7 million (67 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to discussions, the Company and the SAT came to a resolution regarding silver sales made pursuant to the forward silver purchase agreement that resulted in the Company paying the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in August 2025, following which amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $21.9 million (450 million MXN), including interest, inflation and penalties, and now relate only to the denial of the deductibility of mine development costs. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.6 million (97 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued in respect of such costs. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”) (an indirect wholly-owned subsidiary of the Company which was the owner of the Company’s La Parrilla property which was disposed of in 2023), the SAT issued tax assessments for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $71.4 million (1,247 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.7 million (47 million MXN) including interest, inflation and penalties. In 2026, the SAT issued a tax assessment for fiscal 2018 for corporate income tax in the total amount of $2.5 million (43 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. Pursuant to discussions, the Company and the SAT came to a resolution regarding silver sales made pursuant to the forward silver purchase agreement that resulted in the Company paying the SAT additional income taxes in the amount of $10.1 million (176.0 million MXN) in July 2026, which was included in current income tax expense for the period ended June 30, 2026. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued in respect of such costs. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessments for fiscal 2015 and 2016 for corporate income tax in the total amount of $29.6 million (517 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. Pursuant to the share purchase agreement with respect to Del Toro, the Company remains liable for all such taxes which are ultimately determined to be payable with respect to such period notwithstanding closing of the sale of FMDT.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued a tax assessment for fiscal 2016 for corporate income tax in the total amount of $84.3 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place after the Company’s acquisition of Santa Elena (via the Company's acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic, even the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The

First Majestic Silver Corp. 2026 Second Quarter Report	Page 49

Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received the sum of $14.1 million (representing monies previously held in trust by the Defendant’s lawyer) on June 27, 2013, in partial payment of the April 2013 judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million), not including interest. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at June 30, 2026, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2026, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.
Share Repurchase Program

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “2024 Share Repurchase Program”) which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the three and six months ended June 30, 2026, the Company repurchased nil common shares under its 2024 Share Repurchase Program (June 30, 2025 – 506,000 and 768,500 common shares at an average price of CAD$7.94 and CAD $7.90 per share, respectively, resulting in total payments of CAD$4.0 million and CAD$6.0 million, respectively, net of transaction costs). The 2024 Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025 (the “2025 Share Repurchase Program”). Under the 2025 Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company’s issued and outstanding common shares as at June 30, 2026), and the program expires on October 13, 2026. During the three and six months ended June 30, 2026, the Company repurchased 1,200,000 common shares under its 2025 Share Repurchase Program at an average price of CAD$26.18 (June 30, 2025 - nil common shares repurchased).

Related Party Disclosures

There were no significant transactions with related parties during the three months ended June 30, 2026.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 50

Outstanding Share Data

As at July 29, 2026, the Company has 492,906,383 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at July 29, 2026:

Stock options	5,955,585
Restricted share units (share-settled)	1,441,255
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,134,074
Total	8,561,075

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible debentures due January 15, 2027 (the “2021 Notes”). The 2021 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2021 Notes is 60.3865 common shares per $1,000 principal amount of the 2021 Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company). In 2025, the Company repurchased 174,708 of the 2021 Notes for total costs of $214.7 million, and the remaining 55,292 2021 Notes were unconverted as of June 30, 2026.

On December 8, 2025, the Company issued an aggregate of $350 million principal amount of 0.125% unsecured convertible debentures due January 15, 2031 (the “2025 Notes”). The 2025 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2025 Notes is 44.7227 common shares per $1,000 principal amount of the 2025 Notes, equivalent to an initial conversion price of approximately $22.36 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

Dividends

On January 15, 2026, the Company announced that it is increasing its dividend per common share from 1% to 2% of net quarterly revenues earned from January 1, 2026 onwards divided by the number of common shares of the Company outstanding as at the record date for the dividend (with respect to net quarterly revenues generated from the Los Gatos Silver Mine, 70% of such revenue, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation). Payment of the dividends under the dividend policy is subject to the discretion of the Board of Directors. The Company may also declare special dividends from time to time, in cash or in kind, at the discretion of the Board of Directors. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company’s then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid. There are currently no restrictions that could prevent the Company from paying dividends.

Over the past three years, the Company has declared the following dividends:

Year Ended December 31,	Declaration Date	Amount per Common Share
2026	July 29	$0.0152
	May 11	$0.0171
	February 18	$0.0083
2025	November 5	$0.0052
	August 14	$0.0048
	May 7	$0.0045
	February 20	$0.0057

First Majestic Silver Corp. 2026 Second Quarter Report	Page 51

2024	November 6	$0.0048
	July 31	$0.0046
	May 7	$0.0037
	February 21	$0.0048
2023	November 2	$0.0046
	August 3	$0.0051

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to June 30, 2026:

Declaration of Quarterly Dividend

On July 29, 2026, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0152 per share, payable on or after August 31, 2026, to common shareholders of record as at the close of business on August 14, 2026. This dividend was declared subsequent to the quarter end and has not been recognized as a distribution to owners during the period ended June 30, 2026.

Sale of San Martin Mine

On July 7, 2026, the Company announced that it had entered into a definitive agreement dated July 6, 2026 to sell its San Martin mine to Flextronics Supply and Service, S. de R.L. de C.V., a private Mexican company, for total cash consideration of $90 million, comprised of upfront consideration of $2.5 million payable upon closing of the transaction ($500,000 of this amount has already been deposited into escrow as a deposit), and an additional $87.5 million in future payments. Closing of the transaction is subject to customary closing conditions, as well as Mexican Antitrust approval. First Majestic anticipates that the Transaction will close in the fourth quarter of 2026.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to the IFRS Accounting Standards as issued by the IASB that were effective for annual periods that begin on or after January 1, 2026. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income, and additional disclosures for financial instruments with contingent features.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 52

These amendments were applied effective January 1, 2026 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2026:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized silver price per silver ounce", “Average realized gold price per gold ounce”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS Accounting Standards and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 53

Cash Costs per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 54

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2026
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,760	$13,031	$16,252	$7,887	$—	$47,930
Milling cost	4,361	11,733	7,831	8,492	—	32,417
Indirect cost	7,215	6,367	12,696	4,860	—	31,138
Total production cost (A)	$22,336	$31,131	$36,779	$21,239	$—	$111,485
Add: transportation and other selling cost	4,103	381	275	229	—	5,039
Add: smelting and refining cost	(1,287)	61	304	213	—	(709)
Add: environmental duty and royalties cost	620	6,249	1,065	896	—	8,830
Add: change in inventory	(22)	(1,636)	(1,112)	(307)	—	(3,077)
Total cash cost (B)	$25,750	$36,186	$37,311	$22,270	$—	$121,568
Workers’ participation	(1,462)	15,008	2,593	(948)	—	15,191
General and administrative expenses	—	—	—	—	—	13,567
Share-based payments	—	—	—	—	—	3,066
Accretion of decommissioning liabilities	186	318	358	315	—	1,177
Sustaining capital expenditures	3,707	2,420	4,114	3,820	—	14,259
Operating lease payments	53	1,859	455	1,684	—	4,442
All-In Sustaining Costs (C)	$28,234	$55,791	$44,831	$27,141	$—	$173,270
Payable silver equivalent ounces produced (D)	1,677,704	2,029,586	1,986,087	1,033,927	—	6,727,304
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	210,607	305,369	203,486	320,852	—	1,040,314

Cash cost per AgEq ounce (B/D)	$15.35	$17.83	$18.79	$21.54	$—	$18.06
AISC per AgEq ounce (C/D)	$16.82	$27.36	$22.57	$26.25	$—	$25.68
Production cost per tonne (A/F)	$106.05	$101.95	$180.74	$66.20	$—	$107.16
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 55

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,442	$12,793	$16,514	$5,947	$—	$45,696
Milling cost	4,369	10,890	8,502	6,563	—	30,324
Indirect cost	6,580	5,193	13,097	3,952	—	28,822
Total production cost (A)	$21,390	$28,876	$38,114	$16,462	$—	$104,842
Add: transportation and other selling cost	3,560	250	(180)	117	3	3,855
Add: smelting and refining cost	(20)	95	297	134	—	506
Add: environmental duty and royalties cost	798	3,810	692	342	1	5,643
Add: Change in Inventory	589	(1,619)	(437)	85	—	(1,382)
Total cash cost (B)	$26,318	$31,412	$38,485	$17,140	$4	$113,464
Workers’ participation	204	5,949	5,864	(184)	—	11,833
General and administrative expenses	—	—	—	—	—	12,191
Share-based payments	—	—	—	—	—	3,804
Accretion of decommissioning liabilities	167	324	349	302	—	1,142
Sustaining capital expenditures	2,289	3,528	4,428	1,778	—	12,237
Operating lease payments	—	1,798	281	1,099	—	3,515
All-In Sustaining Costs (C)	$28,978	$43,011	$49,407	$20,135	$4	$158,186
Payable silver equivalent ounces produced (D)	2,111,464	2,315,140	2,457,869	630,284	—	7,514,758
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	233,480	269,830	219,198	281,296	—	1,003,804

Cash cost per AgEq ounce (B/D)	$12.44	$13.57	$15.66	$27.19	$—	$15.08
AISC per AgEq ounce (C/D)	$13.70	$18.58	$20.10	$31.94	$—	$21.02
Production cost per tonne (A/F)	$91.65	$107.02	$173.88	$58.53	$—	$104.45
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 56

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2026
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	22,857	23,630	33,262	16,071	—	95,820
Milling cost	9,034	23,613	17,363	16,101	—	66,111
Indirect cost	14,965	12,650	26,190	9,320	—	63,125
Total production cost (A)	46,856	59,893	76,815	41,492	—	225,056
Add: transportation and other selling cost	7,806	771	519	439	—	9,655
Add: smelting and refining cost	1,206	167	725	395	—	2,493
Add: environmental duty and royalties cost	1,405	12,408	2,307	1,694	—	17,814
Add: change in inventory	(71)	(1,670)	(956)	(396)	—	(3,093)
Total cash cost (B)	$57,202	$71,569	$79,410	$43,624	$—	$251,923
Workers’ participation	1,514	16,380	16,290	847	—	35,031
General and administrative expenses	—	—	—	—	—	28,774
Share-based payments	—	—	—	—	—	10,510
Accretion of decommissioning liabilities	366	637	717	630	—	2,350
Sustaining capital expenditures	7,810	5,401	7,469	6,373	—	27,330
Operating lease payments	68	3,732	865	3,313	—	8,740
All-In Sustaining Costs (C)	$66,960	$97,719	$104,751	$54,787	$—	$364,658
Payable silver equivalent ounces produced (D)	3,224,349	3,966,283	4,099,031	1,861,680	—	13,151,343
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	437,986	589,606	439,004	633,051	—	2,099,647

Cash cost per AgEq ounce (B/D)	$17.74	$18.04	$19.37	$23.43	$—	$19.15
AISC per AgEq ounce (C/D)	$20.76	$24.57	$25.56	$29.43	$—	$27.67
Production cost per tonne (A/F)	$106.99	$101.59	$174.98	$65.54	$—	$107.19
(1) All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine and includes production starting on January 16, 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 57

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months ended June 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$19,541	$23,329	$32,538	$10,965	$—	$86,373
Milling cost	8,823	20,725	16,788	12,471	—	58,807
Indirect cost	9,404	10,296	24,877	7,369	—	51,946
Total production cost (A)	$37,768	$54,350	$74,203	$30,805	$—	$197,126
Add: transportation and other selling cost	6,306	524	106	164	38	7,279
Add: smelting and refining cost	1,040	200	594	257	10	2,101
Add: environmental duty and royalties cost	1,468	7,373	1,344	574	8	10,767
Add: change in inventory	876	(1,878)	(1,425)	(64)	—	(2,491)
Total cash cost (B)	$47,458	$60,569	$74,822	$31,736	$56	$214,782
Workers’ participation	592	6,649	10,914	114	—	18,287
General and administrative expenses	—	—	—	—	—	24,555
Share-based payments	—	—	—	—	—	9,306
Accretion of decommissioning liabilities	309	647	699	604	—	2,259
Sustaining capital expenditures	6,157	6,483	8,073	3,255	—	24,227
Operating lease payments	—	3,547	1,089	2,187	—	7,480
All-In Sustaining Costs (C)	$54,516	$77,895	$95,597	$37,896	$56	$300,878
Payable silver equivalent ounces produced (D)	4,068,988	4,571,523	5,087,966	1,190,961	—	14,919,437
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	427,305	540,033	450,388	530,451	—	1,948,177

Cash cost per AgEq ounce (B/D)	$11.66	$13.25	$14.71	$26.65	$—	$14.39
AISC per AgEq ounce (C/D)	$13.40	$17.04	$18.79	$31.82	$—	$20.14
Production cost per tonne (A/F)	$88.39	$100.64	$164.75	$58.07	$—	$101.19
(1) All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine and includes production starting on January 16, 2025.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 58

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Royal Gold (formerly Sandstorm Gold Ltd.) as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues as reported	$415,499	$264,229	$892,167	$508,171
Add back: smelting and refining charges	(1,260)	497	3,010	2,547
Gross revenues	$414,239	264,726	895,177	510,718
Less: Wheaton gold revenues	(3,878)	(4,632)	(8,812)	(10,340)
Gross revenues, excluding Royal Gold, Wheaton (A) (1)	$410,361	$260,094	$886,365	$500,378

Payable silver equivalent ounces sold	6,592,356	8,223,378	12,852,258	16,418,109
Less: Payable silver equivalent ounces sold to Wheaton	(370,230)	(710,744)	(825,443)	(1,511,126)
Payable silver equivalent ounces sold, excluding Royal Gold and Wheaton (B)	6,222,126	7,512,634	12,026,815	14,906,983

Average realized silver price per silver equivalent ounce (A/B)	$65.95	$34.62	$73.70	$33.57
Average market price per ounce of silver per COMEX	$73.15	$33.70	$78.43	$32.80
(1) There were no revenues associated with the streaming agreement with Royal Gold during the three and six months ended June 30, 2026 (2025 - nil).

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gold, lead, zinc, and copper revenues are deducted from the reportable revenue for the period in order to arrive at the silver revenue for the period. Gross silver revenues are divided into silver ounces sold to calculate the average realized price per ounce of silver sold. The streaming and royalty agreements in place between the Company and Royal Gold as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 59

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gross revenues, excluding Royal Gold, Wheaton	$410,363	$260,094	$886,365	$500,378
Less: Gold Revenue, excluding Royal Gold, Wheaton (1)	(116,049)	(84,184)	(247,703)	(160,066)
Less: Lead Revenue	(14,484)	(10,741)	(19,941)	(10,741)
Less: Zinc Revenue	(29,692)	(20,953)	(52,152)	(20,953)
Less: Copper Revenue	(1,568)	(319)	(1,742)	(319)
Gross silver revenues (A)	$248,570	$143,896	$564,827	$283,123

Ounces of Silver sold (B)	3,885,365	4,272,176	7,547,675	8,478,669

Average realized silver price per ounce (A/B)	$63.98	$33.68	$74.83	$33.39
Average market price per ounce of silver	$73.15	$31.90	$78.43	$32.80
(1) There were no revenues associated with the streaming agreement with Royal Gold during the three and six months ended June 30, 2026 (2025 - nil).
Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver, lead, zinc, and copper revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Royal Gold as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gross revenue, excluding Royal Gold, Wheaton (1)	$410,363	$260,094	$886,365	$500,378
Less: Silver revenues	(248,570)	(143,897)	(564,827)	(283,124)
Less: Lead Revenue	(14,484)	(10,741)	(19,941)	(19,681)
Less: Zinc Revenue	(29,692)	(20,953)	(52,152)	(36,658)
Less: Copper Revenue	(1,568)	(319)	(1,742)	(849)
Gross gold revenues, excluding Royal Gold, Wheaton (A)	$116,049	$84,184	$247,703	$160,066

Gold ounces sold	32,681	34,415	66,586	70,693
Less: Gold ounces sold to Wheaton	(5,984)	(7,235)	(13,654)	(16,198)
Gold ounces sold, excluding Royal Gold and Wheaton (B)	26,697	27,180	52,932	54,495

Average realized gold price per ounce (A/B)	$4,347	$3,097	$4,680	$2,937
Average market price per ounce of gold	$4,508	$3,289	$4,691	$3,075
(1) There were no revenues associated with the streaming agreement with Royal Gold during the three and six months ended June 30, 2026 (2025 - nil).

First Majestic Silver Corp. 2026 Second Quarter Report	Page 60

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating cash flows	$208,879	$90,106	$445,416	$145,598
Less: Sustaining capital expenditures(1)	14,259	12,237	27,330	24,227
Free cash flow	$194,620	$77,869	$418,086	$121,371
(1) Sustaining capital expenditures are based on the attributable expenditures from Los Gatos relating to the Company's 70% ownership of the entity.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains. The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

First Majestic Silver Corp. 2026 Second Quarter Report	Page 61

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net earnings attributable to owners of the company as reported	$109,433	$52,548	$237,531	$54,812
Adjustments for non-cash or unusual items:
Tax settlement (1)	10,062	—	10,062	—
Reversal of impairment	(1,923)	—	(1,923)	—
Deferred income tax recovery	(22,663)	(39,648)	(13,061)	(31,925)
Gain from investment in marketable securities	(2,777)	(1,109)	(487)	(1,268)
Share-based payments	3,066	3,804	10,510	9,306
Acquisition costs	—	—	—	5,584
One-time legal costs and success fees	—	—	2,874	—
Abnormal costs (2)	4,149	2,756	4,424	2,756
Restructuring costs	2,238	—	3,365	—
Write-down of mineral inventory	—	—	2,874	—
Adjusted net earnings	$101,585	$18,351	$253,295	$39,265
Weighted average number of shares on issue - basic	493,335,474	485,086,253	493,106,818	469,163,327
Adjusted EPS	$0.21	$0.04	$0.51	$0.08
(1) Tax settlement in 2026 is a one-time current tax expense relating to a historic tax dispute with the Mexican tax authority for FMP with respect to a forward silver purchase agreement, which has now been settled (Refer to Note 27 of the Financial Statements).
(2) Abnormal costs in 2026 relate to elevated maintenance costs for dewatering and following a rockfall on the main ramp at Los Gatos and labour disruptions at San Dimas, now resolved as a result of union negotiations. Abnormal costs in 2025 primarily relate to increased diesel consumption due to the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

First Majestic Silver Corp. 2026 Second Quarter Report	Page 62

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net earnings as reported	$125,893	$56,579	$273,379	$62,819
Add back:
Finance costs	9,592	7,798	18,955	14,761
Depletion, depreciation and amortization	48,779	74,058	105,202	136,832
Income tax expense	68,067	(18,561)	161,570	4,249
EBITDA	252,331	119,874	559,106	218,661
Adjustments for non-cash or unusual items:
Reversal of impairment	(1,923)	—	(1,923)	—
Gain from investment in marketable securities	(2,777)	(1,109)	(487)	(1,268)
Share-based payments	3,066	3,804	10,510	9,306
One time legal costs and success fees	—	—	2,874	—
Abnormal costs (1)	4,149	2,756	4,424	2,756
Restructuring costs	2,238	—	3,365	—
Acquisition costs	—	—	—	5,584
Adjusted EBITDA	$257,084	$125,325	$577,869	$235,039
(1) Tax settlement in 2026 is a one-time current tax expense relating to a historic tax dispute with the Mexican tax authority for FMP with respect to a forward silver purchase agreement, which has now been settled (Refer to note 27 of the Financial Statements).
(2) Abnormal costs in 2026 relate to elevated maintenance costs for dewatering and following a rockfall on the main ramp at Los Gatos and labour disruptions at San Dimas, now resolved as a result of union negotiations. Abnormal costs in 2025 primarily relate to increased diesel consumption due to the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June.

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	June 30, 2026	December 31, 2025
Current Assets	$1,434,628	$1,192,701
Less: Current Liabilities	(558,658)	(459,139)
Working Capital	$875,970	$733,562
Available Undrawn Revolving Credit Facility	159,864	139,640
Available Liquidity	$1,035,834	$873,202

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2026, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

First Majestic Silver Corp. 2026 Second Quarter Report	Page 63

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting were effective as of June 30, 2026. There have been no significant changes in our internal controls during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained in this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production;

First Majestic Silver Corp. 2026 Second Quarter Report	Page 64

statements with respect to the Company’s business strategy; future planning processes; redemption and/or conversion of the Company’s securities; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; assumptions used in determining the fair value of mining interests; metal price assumptions and mining cost assumptions; statements related to production outlook and cost guidance, including, but not limited to, estimates of silver equivalent production and annual cash costs; statements relating to potential capital investments; exploration efforts on the Navidad and Santo Niño (as defined herein) systems at the Santa Elena property; the expected benefits of the resumption of mining operations at the Santa Elena underground mine; the expected timing and completion of throughput expansion initiatives at the Company’s operating mines; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the expected completion, terms and proceeds of pending or announced dispositions of the Company’s properties, including the receipt of contingent or deferred consideration; the timing of completion of exploration and drilling programs and the results thereof; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the estimated timing, cost and scope of the Jerritt Canyon restart plan; future exploration activities at Jerritt Canyon and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results; estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, credit risk, liquidity risk, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; retention of contractors; the realization of anticipated synergies following the completed integration of the Los Gatos mine; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; the Company’s obligations and expected deliveries under streaming agreements; sales of bullion direct to customers; timing and payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the potential impact of amendments to or expiry of CUSMA; the impact of amendments to accounting policies; the adoption of new critical accounting judgements and estimates; effectiveness of internal controls and procedures; the validity of the APA between the SAT and PEM; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct, timing, or outcome of outstanding litigation, arbitration, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the 2025 Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of potential public health crises on the Company's operations, the global economy and the market for the Company's products and securities; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and involve known and unknown risks, uncertainties and other factors that may cause actual events or results to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, access to skilled mining development and mill production personnel, labour relations, costs of labour, results of exploration and development activities, accuracy of resource estimates, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, the adverse effects of violence and criminal activity around the Company’s projects and properties, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, conflicts with joint venture partners, climate change events including, but not limited to, drought conditions, flooding or freezing, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, risks related to the receipt of contingent or deferred consideration from property dispositions, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions,

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the risk of appeal of judgment, the insufficiency of a defendant's assets to satisfy a judgment amount, and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice-President, Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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